Filed Pursuant to Rule 424(b)(4)
Registration No. 333-187481

PROSPECTUS SUPPLEMENT

(To Prospectus Dated May 10, 2013)

11,000,000 Shares

Common Stock

This is an offering of 11,000,000 shares of common stock of PGT, Inc. by the selling stockholder named in this prospectus supplement. See “Selling Stockholder.” We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

Subject to, and concurrently with, the completion of this offering and the debt refinancing described herein under “Summary—Debt Refinancing,” we are repurchasing shares of our common stock having an aggregate value of approximately $50 million from the selling stockholder at a price per share equal to the offering price to the public less the underwriting discounts and commissions for the shares being sold in this offering. The consummation of the share repurchase, the debt refinancing and this offering are all contingent upon each other.

Our common stock is listed on the NASDAQ Global Market under the symbol “PGTI.” On May 21, 2013, the last reported sale price of our common stock on the NASDAQ Global Market was $8.21 per share.

Investing in our common stock involves a high degree of risk. See the “Risk Factors” beginning on page S-14 of this prospectus supplement to read about factors you should consider before buying shares of the common stock.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholder
Per Share	$7.75	$0.3875	$7.3625
Total	$85,250,000	$4,262,500	$80,987,500

The underwriters have an option for a period of 30 days to purchase from the selling stockholder up to an additional 1,650,000 shares of common stock at the public offering price less the underwriting discounts and commissions. See “Selling Stockholder.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about May 28, 2013.

Credit Suisse	Deutsche Bank Securities

Raymond James	RBC Capital Markets

SunTrust Robinson Humphrey

The date of this prospectus supplement is May 21, 2013.

Prospectus Supplement

Prospectus

In this prospectus supplement, “we,” “our,” “us,” “PGT” and the “Company” mean PGT, Inc., including, unless the context otherwise requires or as otherwise expressly stated, our wholly-owned subsidiary PGT Industries, Inc. References to the “selling stockholder” refer to the selling stockholder named in the table under the heading “Selling Stockholder” in this prospectus supplement. All references to fiscal years of the Company in this prospectus refer to 52 or 53 weeks ending on the Saturday nearest December 31.

WinGuard® Impact-Resistant Windows and Doors; PGT® Aluminum and Vinyl Windows and Doors; and Eze-Breeze® Sliding Panels are our registered trademarks of PGT Industries, Inc.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering. The accompanying prospectus was filed as part of a registration statement on Form S-3 (Registration No. 333-187481) with the SEC and became effective on May 10, 2013, as part of a “shelf” registration process. You should read both this prospectus supplement and the accompanying prospectus before deciding to invest in our common stock.

To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement. You should also read and consider the additional information under the captions “Where You Can Find More Information” in this prospectus supplement and the prospectus.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement, in the accompanying prospectus and in any free writing prospectus with respect to this offering filed by us with the SEC. Neither we, the selling stockholder nor the underwriters have authorized any other person to provide you with different information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus with respect to the offering filed by us with the SEC and the documents incorporated by reference herein and therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

The underwriters are offering to sell, and are seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of our common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of our common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

The body of generally accepted accounting principles in the United States is commonly referred to as GAAP. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that could not be so adjusted in the most comparable GAAP measure. EBITDA and adjusted EBITDA, as presented in this prospectus supplement, are supplemental measures of our performance that are not required by, or

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presented in accordance with, GAAP. They are not measurements of our financial performance or position under GAAP and should not be considered as alternatives to net income, cash flow or any other performance or financial position measures derived in accordance with GAAP.

EBITDA consists of GAAP net income (loss) adjusted for interest expense (net of interest income), income taxes, depreciation and amortization. Adjusted EBITDA consists of EBITDA adjusted for gain on sale of assets, consolidation charges, impairment charges, manufacturing inefficiencies, write-off of deferred financing costs and non-cash stock compensation expense. We believe that EBITDA and adjusted EBITDA provide useful information to investors and analysts about the company’s performance because they eliminate the effects of period to period changes in taxes, costs associated with capital investments and interest expense. EBITDA and adjusted EBITDA do not give effect to the cash the company must use to service its debt or pay its income taxes and thus do not reflect the funds generated from operations or actually available for capital investments.

Our calculations of EBITDA and adjusted EBITDA are not necessarily comparable to calculations performed by other companies and reported as similarly titled measures. These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP measures. Schedules that reconcile EBITDA and adjusted EBITDA to GAAP net income (loss) are included in the “Summary—Summary Financial Data” section of this prospectus supplement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, any free writing prospectus filed by us with the SEC and the documents incorporated by reference herein and therein contain forward-looking statements. These statements do not relate strictly to historical or current facts. Forward-looking statements usually can be identified by the use of words such as “goal,” “objective,” “plan,” “expect,” “anticipate,” “intend,” “project,” “believe,” “estimate,” “may,” “could,” or other words of similar meaning. Forward-looking statements provide our current expectations or forecasts of future events, results, circumstances or aspirations. Forward-looking statements are based on assumptions and by their nature are subject to risks and uncertainties, many of which are outside of our control. Our actual results may differ materially from those set forth in our forward-looking statements. There is no assurance that any list of risks and uncertainties or risk factors is complete. Factors that could cause actual results to differ materially from those described in our forward-looking statements include, but are not limited to:

•	Changes in new home starts and home remodeling trends, especially in our largest market, Florida

•	The economy in the U.S. generally or in Florida where the substantial portion of our sales are generated

•	Raw material prices, especially aluminum

•	Transportation costs

•	Level of indebtedness

•	Dependence on our WinGuard branded product lines

•	Product liability and warranty claims

•	Federal and state regulations

•	Dependence on our manufacturing facilities

•	The significant influence of JLL Partners Fund IV, L.P.

Any forward-looking statements made by us or on our behalf speak only as of the date they are made and we do not undertake any obligation to update any forward-looking statement to reflect the impact of subsequent events or circumstances. Before making any investment decision, you should carefully consider all risks and uncertainties disclosed in the “Risk Factors” and “Management’s Discussion and Analysis and Discussion of

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Financial Condition and Results of Operation” section of this prospectus supplement and the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 29, 2012 and our Quarterly Report on Form 10-Q for the quarterly period ended March  30, 2013.

INDUSTRY AND MARKET DATA

Market data and other statistical information regarding the window and door industry used throughout this prospectus supplement and the documents incorporated by reference herein are based on independent industry publications, government publications, reports by independent market research firms, or other published independent sources. Some data, in particular data with respect to the impact-resistant window and door market and our market share, are based on our good faith estimates that are derived from management estimates, our review of internal surveys, information provided by certain suppliers and independent sources. Unless otherwise indicated, statements as to our market position relative to our competitors are based on management estimates as of the end of fiscal year 2012.

Although we believe that the information provided by third parties is generally accurate, we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding any industry data presented herein, our estimates, in particular as they relate to our general expectations concerning the window and door industry, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and “Management’s Discussion and Analysis and Discussion of Financial Condition and Results of Operation” in this prospectus supplement, our Annual Report on Form 10-K for the fiscal year ended December 29, 2012 and our Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2013.

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SUMMARY

This summary description about us and our business highlights selected information contained elsewhere in this prospectus supplement or incorporated by reference into this prospectus supplement. It does not contain all the information you should consider before purchasing our securities. This summary may not contain all of the information that may be important to you. You should read in their entirety this prospectus supplement, the accompanying prospectus and any other related free writing prospectus, together with the documents incorporated by reference herein and therein. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in our common stock is appropriate for you.

Our Company

We are the leading U.S. manufacturer of impact-resistant residential windows and doors, having pioneered the development of these products two decades ago. Our impact-resistant market leadership is particularly strong in our “home” state of Florida, the largest U.S. impact-resistant window and door market, in which we hold a market share that is significantly greater than that of any of our competitors. Our aluminium and vinyl impact-resistant products, which we market under the WinGuard, PremierVue® and PGT Architectural Systems brand names, combine heavy-duty aluminium or vinyl frames with laminated glass systems to provide protection from hurricane-force winds and wind-borne debris by maintaining their structural integrity under such forces and preventing penetration by impacting objects. Our impact-resistant windows and doors satisfy increasingly stringent building codes in hurricane-prone coastal states and provide an attractive alternative to shutters and other “active” forms of hurricane protection that require installation and removal before and after each storm. Impact-resistant products comprised 77% of our total sales in Q1 2013, up from 61% in fiscal year 2005. In addition to our core impact-resistant products, we manufacture a comprehensive line of made-to-order and customizable non-impact-resistant window and door products in both aluminum and vinyl frames, as well as non-glass vertical and horizontal sliding panels for porch enclosures under our Eze-Breeze® brand. We distribute our products through multiple channels, including over 1,200 window distributors, building supply distributors, window replacement dealers and enclosure contractors. While 87% of our 2012 sales were based in Florida, we also distribute our products into other markets, including the Southeastern U.S., Gulf Coast, Coastal mid-Atlantic, the Caribbean, Central America, and Canada.

Our leadership position is built upon our comprehensive and high-quality product offering, continuous innovation, widely-recognized brand names, strong and broad customer relationships, exceptional technical capabilities, direct involvement in the development of hurricane-protection building codes and testing protocols, and outstanding customer service. We believe that we are viewed as the leading technical experts in impact-resistant windows and doors. Our manufacturing and research and development facilities are strategically located in North Venice, Florida. Our vertically integrated manufacturing includes in-house glass cutting, tempering, laminating, and insulating capabilities, providing us with a consistent source of our specialized glass, shorter lead times, and lower costs relative to third-party sourcing. Additionally, our manufacturing process relies on just-in-time delivery of raw materials and component parts as well as synchronous flow to maximize labor efficiency and throughput. Our employees drive company-owned trucks that consistently deliver complete orders, on-time and directly to customers and job sites. Our ability to quickly provide customized, high-quality products in industry-leading lead times allows our customers to follow through on their end-user commitments and more efficiently schedule their own field labor. These strengths and capabilities, coupled with our impact-resistant product innovation and market development, have driven our success since our founding.

We believe we are well positioned to benefit from the significant recovery taking place in residential new construction and repair and remodeling, particularly in the Florida market and other hurricane-prone coastal regions. During the recent downturn, we undertook numerous initiatives to streamline our operations and enhance our profitability to further improve the Company’s positioning both in advance of the cyclical recovery and over the long term. These initiatives included consolidating our manufacturing into a single, strategically located facility, eliminating certain scrap and labor inefficiencies, reengineering certain products to reduce costs, and improving transportation efficiencies. As a result, we are able to generate enhanced profitability at current production levels and have significant operating leverage to drive increases in our margins and profitability as the housing market recovery continues. For the twelve months ended March 30, 2013, we generated net sales of $186 million, net income of $14.9 million and Adjusted EBITDA of $29.9 million, an increase of 12.9%, not meaningful and 87.8%, respectively, as compared to the twelve month period ending March 31, 2012. In the first quarter of 2013, we generated net sales of $50 million, net income of $5.3 million and Adjusted EBITDA of $7.5 million, respectively, as compared to $38 million, not meaningful and $3.7 million in the first quarter of 2012. See note (3) in “—Summary Financial and Other Data” below for the definition of “Adjusted EBITDA,” a reconciliation of the net income to Adjusted EBITDA for the twelve months ended March 30, 2013 and March 31, 2012 and a discussion of the limitations of such non-GAAP measures and the adjustments.

Our Florida Market Opportunity and Broader National Market Trends

Residential New Construction. After a severe decline beginning in 2006, the Florida new home construction market has begun a clear recovery from historic lows. After peaking at approximately 206,000 single-family housing starts in 2005, new residential construction in Florida declined by approximately 87% to a low of approximately 26,000 starts in 2009. Since that low point, housing demand in the Florida market has begun an accelerating recovery, and single-family housing starts have increased on a year-over-year basis for 7 consecutive quarters. This demand is driven by an improving macroeconomic environment, stabilized home prices, strong housing affordability metrics, and declining inventory levels of new and existing homes. In 2012, Florida single-family housing starts increased to approximately 42,000 starts, a 31% increase over 2011. Similarly, these levels in the first quarter of 2013 increased by 49.7% over the comparable 2012 period. Nonetheless, Florida single-family housing starts remain well below their 20-year average of approximately 114,000 starts from 1988 to 2007 and are projected to continue their strong recovery, growing at a compound annual rate of 39% from 2012 to 2015, according to an independent third party source.

1	20-year average represents 1988-2007.

The broader national housing market is also experiencing a strong rebound. An independent third party source is currently forecasting national single-family housing starts to increase from approximately 534,000 starts in 2012 to approximately 672,000 starts in 2013, representing 26% year-over-year growth. However, this level of housing starts also remains significantly below the long-term annual average of approximately 1,050,000 single-family housing starts since the U.S. Census Bureau began reporting this data in 1959. Such independent third party source estimates that U.S. single-family housing starts will grow to 858,000 in 2014, which would represent a 27% compound annual growth rate from 2012.

Residential Repair and Remodeling. The residential repair and remodeling market in Florida was also adversely impacted by the historic economic downturn, a significant drop in home prices and a high level of home foreclosures. We believe that with the recent improvement in each of these underlying demand drivers, the Florida repair and remodeling market is now in a period of recovery. While there are no independent third-party sources that forecast Florida specific repair and remodeling expenditures, we believe that demand for repair and remodeling activity in Florida is similar to that of the national market which we believe will experience a strong rebound over the next several years.

Increased penetration in impact-resistant markets. We expect growth in the impact-resistant window and door market to be driven by increased adoption and more active enforcement of stringent building codes that mandate the use of impact-resistant products, as well as increased penetration of impact-resistant windows and doors relative to “active” forms of hurricane protection. We believe that homeowners choose impact-resistant windows and doors due to ease of use, improved aesthetics, better safety and security, full egress, improved energy efficiency, better visibility, UV protection, noise reduction and insurance benefits relative to “active” forms of hurricane protection. We estimate that the use of impact-resistant windows and doors in Florida increased significantly from an estimated 3% in 1999 to 26% in 2007. However, the installation of impact-resistant products leveled off in Florida during the recent economic recession and housing downturn due to depressed housing values and poor economic conditions. As macroeconomic conditions and housing markets continue to improve, we believe homeowners will again migrate from “active” protection to impact-resistant windows and doors given the superior product attributes. Finally, although there have been numerous hurricanes along the eastern seaboard over the past few years, there have been no major land-fall hurricanes in Florida since 2005. We believe that any hurricane event in Florida or our other coastal markets will drive increased awareness of the benefits of passive protection and generate incremental demand for our products.

Our Strengths

We believe the following competitive strengths differentiate us from many of our competitors and position us for significant sales, earnings and cash flow growth.

Market leader in the impact-resistant window and door market. We are the leader in the U.S. impact-resistant window and door market, and we believe that we hold significantly greater market share than any of our competitors. Since we pioneered the market nearly two decades ago, our WinGuard brand has been synonymous with impact-resistant windows and doors, providing us with greater brand awareness among contractors and homeowners than our competitors. We have the manufacturing experience and technical know-how to develop and manufacture a comprehensive line of impact-resistant windows and doors that pass the most rigorous product tests and are in compliance with stringent building code requirements. Additionally, our management team has been instrumental in defining and driving impact-resistant building code and testing protocols in Florida and other markets. Our leadership position, brand awareness, technical expertise, and active role in developing building codes provide significant competitive advantages.

Well positioned to benefit from the rebound in Florida and other coastal residential construction markets. In 2012, approximately 87% of our sales were generated within Florida, the largest U.S. residential impact-resistant window and door market. According to an independent third-party source, Florida’s single-family housing starts are expected to rebound at a compound annual growth rate of 39% from 2012 to 2015. We have a long and successful history in the Florida new construction market and have maintained our strong presence, customer relationships and market leadership throughout the housing downturn. As our customers once again expand and grow, we believe their growth will fuel incremental sales of both our impact-resistant and standard window and door products. Similar to the U.S. as a whole, we believe that Florida will experience a strong rebound in repair and remodeling expenditures over the next several years. Our primary geographic markets outside of Florida, which include the Gulf Coast, the Southeastern U.S., and select international markets, are also expected to experience strong growth in new construction and repair and remodeling activity over the next several years.

Attractive margins with significant operating leverage. As a result of our efficient manufacturing capabilities and our vertically integrated manufacturing process, we believe that we maintain gross margins and operating margins that are higher than most of our window and door manufacturing peers, as well as higher than most of our broader building products peers. Over the past few years, we have undertaken a number of initiatives to reduce our fixed cost base and improve the efficiency of our manufacturing process. These actions are expected to increase our profitability and provide us with robust operating leverage as the housing market continues to recover. For example, for the three months ended March 30, 2013, our Adjusted EBITDA increased by $3.8 million and our net income increased by $5.9 million on net sales growth of $11.5 million, as compared to the three months ended March 31, 2012. We believe that our significant operating leverage, with minimal incremental capital investment required to support growth, will enable us to maintain enhanced profit margins, cash flow and strong earnings growth as we benefit from the improving trends in Florida and the U.S. home construction markets. See note (3) in “—Summary Financial and Other Data” below for the definition of “Adjusted EBITDA,” a reconciliation of the net income to Adjusted EBITDA for the three months ended March 30, 2013 and March 31, 2012 and a discussion of the limitations of such non-GAAP measures and the adjustments.

Diversified and loyal customer base across multiple distribution channels. We have a highly diversified and loyal customer base that is comprised of approximately 1,200 window distributors, building supply distributors, window replacement dealers and enclosure contractors. Our broad distribution network effectively serves both the residential new construction and repair and remodeling markets. We have minimal customer concentration, with our largest customer representing only 2.7% and our top 10 customers representing only 17.8% of our 2012 sales. Our impact-resistant product leadership, highly recognized WinGuard brand name, broad product offering, outstanding customer service and support, consistent on-time delivery and industry leading technical expertise present a superior value proposition to our customers. We believe this value proposition has created strong customer loyalty as evidenced by an average relationship of approximately 13 years with our top 10 customers and minimal customer turnover among our overall customer base.

Flexible and vertically integrated manufacturing capabilities. Our facilities are strategically located to maximize efficiency and cost-effectively serve our key markets. We believe we are the only residential window and door manufacturer that processes our own glass and this differentiated capability enables greater quality control, shorter lead times and superior margins. We employ a cross-functional workforce and operate a company-owned truck fleet to ensure timely fulfillment of customer orders. Finished goods are generally shipped within 24 hours of completion, allowing us to carry minimal finished product inventory and further reduce costs. Our operational excellence is evidenced by an on-time delivery rate that exceeded 99% in 2012. Further, we have an average order-to-shipment time of three weeks, which we believe is meaningfully better than the industry average for custom-made windows and we have the ability to ship product within 1-2 days of order placement.

Proven management team. We are led by a strong, experienced and committed management team. Our seven member executive management team, including our co-founder, President and Chief Executive Officer Rodney Hershberger, average 21 years of manufacturing experience, 19 years in the window and/or door industry and an average of 16 years with PGT. Our management team has successfully demonstrated the ability to grow our business by introducing new product lines, expanding to new geographic markets and regularly improving product quality and service levels. Management has cut costs through the economic downturn, which has driven the expansion in our margins and positioned the business for profitable growth as single-family housing starts increase. Our management team has delivered these results against the backdrop of an 87% contraction in new housing starts in our core Florida market, with no major landfall hurricane activity in Florida since 2005.

Our Strategy

Our strategy is to leverage our competitive strengths to grow sales, earnings and cash flow and to expand our market positions and reach in the window and door industry.

Capitalize fully on the emerging recovery in our markets. According to an independent third-party source, Florida single-family housing starts are expected to grow at a compound annual growth rate of 39% from 2012 to 2015. The recovery in the Florida housing market is evidenced by growth in new housing starts of 31% as well as average home price appreciation of 9% in 2012. We believe our value proposition and leading market position enables us to not only grow with the recovery in our new home construction and repair and remodeling markets, but also to outpace market growth by capturing additional market share.

Continue to develop new products and expand our market opportunity. Providing innovative solutions that address the evolving demands of our customers and end users is embedded in the fabric of our company and culture. From pioneering the impact-resistant window and door market to recently winning two Crystal Achievement Awards for distinct product introductions, we have a long history of envisioning, designing, and bringing new products to market. We continue to focus on expanding our product offering to complement our WinGuard products and recently introduced non-impact vinyl frame windows and doors, aluminum and vinyl impact-resistant products for mid- and high-rise building, and commercial storefront window systems and entry doors. Our research and development activity is driven cross-functionally, and we maintain our own product development test lab, which we believe is a significant competitive advantage. We will seek to maintain a product development pipeline to support our strategy of consistently introducing new products that further enhance our already robust product portfolio.

Continue to deliver consistently superior customer service and support. We believe that our experience and capabilities are unmatched in the industry, and our superior customer service is a significant competitive advantage. Our vertically integrated manufacturing capabilities enable us to quickly produce and ship customized, made-to-order products in as little as 1-2 days. Our cross-functional workforce and company-owned truck fleet ensure timely fulfillment of customer orders with an on-time delivery rate that exceeded 99% in 2012. We also provide training and product education to our customers, installers, architects and building code officials, and have trained more than 40,000 individuals through accredited courses offered by PGT University. This training is supplemented by the support from our highly-trained and knowledgeable sales team, which offers technical insights and knowledge of building code specifications, installation techniques and other critical sales and support services. We believe the combination of these capabilities, in addition to the performance of our WinGuard products, which have zero reported impact failures on over three million installed units, allows us to serve and support our customers in a manner which is unmatched in our industry.

Increase penetration of passive protection in our existing impact-resistant markets. We estimate more than 70% of the impact-resistant market in Florida still uses shutters and other forms of “active” hurricane protection, providing us with a significant growth opportunity. We are well positioned to capitalize on the anticipated shift in end-user preference from “active” to passive protection as consumers become more aware of the performance benefits and lower lifecycle costs of passive protection solutions. As a market leader with a long track-record of high-performing products, combined with the widely recognized WinGuard brand name, we believe our marketing and advertising campaigns play a key role in influencing end-market awareness and demand. Further, we intend to continue to develop strong relationships with large national homebuilders who are increasingly offering our impact-resistant windows and doors as part of their standard package in relevant markets and can further promote the benefits of these products.

Leverage our market-leading position to continue to grow in underpenetrated geographies. The impact-resistant market spans the coastline from Texas to New York, as well as various international geographies. While Florida has been a leader in both the adoption of more stringent building codes and in consumer awareness of the benefits of impact-resistant products, many other coastal regions, which have historically been slower to take proactive steps, are moving in meaningful ways to prevent hurricane damage. We expect to continue to expand our market opportunities by actively lending our experience and technical knowledge to the creation, adoption and enforcement of more stringent building codes that require impact-resistant products in new geographies. Additionally, we intend to drive increased consumer awareness of our products outside our core market of Florida, with a specific focus on the Gulf Coast and the Carolinas. We will also continue to seek profitable new market opportunities for our non-impact products. For example, in February we partnered with Menards to distribute our flexible vinyl Eze-Breeze enclosures in 280 of their stores, expanding our presence in the Midwest.

Further enhance productivity, cost efficiencies and margins. We are focused on driving increased output and manufacturing efficiencies through investments in automation, workforce training and development, product engineering, and optimization of manufacturing and assembly processes. As demand for our products returns to more normalized levels, we expect to substantially benefit from operating leverage associated with increased utilization of plant capacity. We also anticipate additional opportunities for operational efficiencies and improvements, including the expansion of our vertically integrated glass manufacturing capabilities, further consolidation of suppliers of raw materials, improvements to the design of our vinyl window manufacturing process, and ongoing product enhancements.

Share Repurchase

We have entered into an agreement with the selling stockholder to repurchase, subject to, and concurrently with, the completion of this offering and the debt refinancing described below, shares of our common stock having an aggregate value of approximately $50 million at a price per share equal to the offering price to the public less the underwriting discounts and commissions for the shares being sold in this offering. We expect to fund the share repurchase and the debt refinancing described below with a combination of borrowings of approximately $80 million under our new senior secured credit facilities and cash on hand. See “—Debt Refinancing” below. A special committee of our board of directors comprised of independent, disinterested directors has authorized the share repurchase subject to the terms and conditions set forth in the share repurchase agreement, including borrowings under our new senior secured credit facilities. The repurchased shares will be cancelled and no longer outstanding following the completion of this offering. The share repurchase is subject to a number of conditions, and we cannot assure you that the share repurchase will be completed on the terms described herein or at all. The consummation of the share repurchase, the debt refinancing and this offering are all contingent on each other.

The closing of this offering is conditioned on the consummation of the share repurchase and the debt refinancing, and there can be no assurance that the share repurchase and the debt refinancing will be consummated.

The description and the other information in this prospectus supplement regarding the share repurchase are included in this prospectus supplement solely for informational purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any of our common stock subject to the share repurchase.

Debt Refinancing

In connection with the share repurchase, we have entered into a commitment letter with various lenders, including an affiliate of one of the underwriters of this offering, to refinance our existing senior secured credit facilities. We expect that the new senior secured credit facilities, in an aggregate amount of $105 million, will consist of an $80 million tranche A term loan facility maturing in five years that will amortize on a basis of 5% annually during the five-year term, and a $25 million revolving credit facility maturing in five years that will include a $5 million swing line facility and a $10 million letter of credit facility. If consummated, the debt refinancing will increase the amount of debt on our balance sheet by approximately $50 million. As of March 30, 2013, after giving effect to the consummation of the debt refinancing, we would have had $71 million of net debt outstanding which represents 2.4x Adjusted EBITDA for the twelve months ended March 30, 2013. See note (3) in “—Summary Financial and Other Data” below for the definition of “Adjusted EBITDA,” a reconciliation of the net income to Adjusted EBITDA for the twelve months ended March 30, 2013 and a discussion of the limitations of such non-GAAP measures and the adjustments.

Interest on all loans under the new senior secured credit facilities will be payable either quarterly or at the expiration of any LIBOR interest period applicable thereto. Borrowings under the term loans and the revolving credit facility will accrue interest at a rate equal to, at our option, a base rate or LIBOR plus an applicable margin. The applicable margin will be based on our leverage ratio, ranging from 300 to 350 basis points in the case of LIBOR and 200 to 250 basis points in the case of the base rate. We will pay quarterly fees on the unused portion of the revolving credit facility equal to 0.50% as well as a quarterly letter of credit fee at a rate per annum equal to the applicable margin for LIBOR loans on the face amount of any outstanding letters of credit.

Our new senior secured credit facilities will require us to maintain a maximum leverage ratio (based on the ratio of total funded debt to consolidated EBITDA, each as defined in the loan agreement) and a minimum fixed charge (based on the ratio of consolidated EBITDA minus net cash taxes minus capital expenditures to cash interest expense plus scheduled principal payments of term loans, each as defined in the loan agreement), which will be tested quarterly based on the last four fiscal quarters and will be set at levels to be agreed.

Our new senior secured credit facilities will also contain a number of affirmative and restrictive covenants, including limitations on the incurrence of additional debt, liens on property, acquisitions and investments, loans and guarantees, mergers, consolidations, liquidations and dissolutions, asset sales, dividends and other payments in respect of our capital stock, prepayments of certain debt and transactions with affiliates. The loan agreement will also contain customary events of default. Subject to the financial, affirmative and restrictive covenants referred to above, our new senior secured credit facilities will provide flexibility for us to engage in share repurchases, including the share repurchase referred to herein.

The debt refinancing is subject to a number of conditions, and we cannot assure you that the debt refinancing will be completed on the terms described herein or at all. The consummation of the share repurchase, the debt refinancing and this offering are all contingent on each other.

Recent Developments

On May 2, 2013, we announced that our sales for our fiscal month ended April 27, 2013 were 37% higher than the fiscal month ended April 28, 2012. Net sales for April 2013 were $19.4 million. For the four months ended April 27, 2013, we generated net sales of $68.9 million, representing a 32% increase from the four months ended April 28, 2012. The 2013 amounts may be subject to further adjustment in connection with quarter-end review or annual audit procedures.

Corporate History and Information

Our subsidiary, PGT Industries, Inc., a Florida Corporation, was founded in 1980 as Vinyl Tech, Inc. The PGT brand was established in 1987, and we introduced our WinGuard branded product line in the aftermath of Hurricane Andrew in 1992.

PGT, Inc. is a Delaware corporation formed on December 16, 2003, as JLL Window Holdings, Inc. by the selling stockholder in connection with its acquisition of PGT Holding Company on January 29, 2004. On February 15, 2006, we changed our name to PGT, Inc., and on June 27, 2006, we became a publicly listed company on the NASDAQ Global Market under the symbol “PGTI.”

Our executive offices are located at 1070 Technology Drive, North Venice, Florida 34275, and our telephone number at that location is (941) 480-1600. Our website address is www.pgtindustries.com. The information on our website is not a part of this prospectus supplement.

The Offering

Issuer	PGT, Inc.

Common Stock Offered by the Selling Stockholder	11,000,000 shares

Option to Purchase Additional Shares from the Selling Stockholder	1,650,000 shares

Common Stock Outstanding after this Offering and the Concurrent Share Repurchase	45,384,740 shares

Use of Proceeds	We will not receive any proceeds from the sale of shares pursuant to this prospectus supplement.

Dividend Policy	We do not pay a regular dividend. Any determination relating to dividend policy and payment of future dividends will be made at the discretion of our board of directors. The terms of our existing senior secured credit facility and the proposed terms of the new credit facility restrict our ability to pay dividends.

Concurrent Share Repurchase	Subject to, and concurrently with, the completion of this offering and the debt refinancing described herein, we are repurchasing shares of our common stock having an aggregate value of approximately $50 million from the selling stockholder at a price per share equal to the offering price to the public, less the underwriting discounts and commissions for the shares being sold in this offering. The repurchased shares will be cancelled and no longer outstanding following the completion of the offering. We intend to fund the share repurchase and the debt refinancing with a combination of borrowings under our new senior secured credit facilities and cash on hand. See “—Share Repurchase” and “—Debt Refinancing” above. The consummation of the share repurchase, the debt refinancing and this offering are all contingent upon each other.

Risk Factors	An investment in our common stock involves risks. You should consider carefully all of the information set forth in this prospectus supplement, the accompanying prospectus, any free writing prospectus with respect to this offering filed by us with the SEC and the documents incorporated by reference herein and therein and, in particular, you should evaluate the specific risk factors set forth in the section entitled “Risk Factors” beginning on page S-14 of this prospectus supplement, before deciding whether to purchase our common stock in this offering.

NASDAQ Symbol	Our common stock is listed on the NASDAQ Global Market under the symbol “PGTI.”

Unless otherwise indicated, all information in this prospectus supplement:

•	assumes the underwriters’ option to purchase additional shares of common stock from the selling stockholder has not been exercised;

•

is based on the number of shares of our common stock outstanding as of May 3, 2013, excluding 2,507,751 shares of common stock reserved for future issuance under our equity incentive plans and 6,713,607 shares of common stock issuable upon the exercise of stock options outstanding as of May 3, 2013, at a weighted average exercise price of $1.99 per share; and

•	reflects the repurchase of 6,791,171 shares of our common stock in the share repurchase.

Summary Financial and Other Information

The following summary historical condensed consolidated financial data for each of the three-month periods ended March 31, 2012 and March 30, 2013 have been derived from our unaudited consolidated financial statements incorporated by reference into this prospectus supplement and are not necessarily indicative of the results for the remainder of the fiscal year or any future period. The summary historical consolidated financial data of PGT, Inc. as of January 1, 2011, December 31, 2011 and December 29, 2012 and for each of the fiscal years in the three-year period ended December 29, 2012 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement. This information is only a summary and should be read in conjunction with the “Risk Factors,” “Selected Financial Data,” and “Management Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus supplement and our financial statements and the notes thereto, and other financial information incorporated by reference into this prospectus supplement.

	Year Ended			Three Months Ended
	January 1, 2011	December 31, 2011	December 29, 2012	March 31, 2012	March 30, 2013
				(unaudited)
	(in thousands except per share data)
Net sales	$175,741	$167,276	$174,540	$38,100	$49,563
Cost of sales	125,615	128,171	114,872	26,164	32,004

Gross margin	50,126	39,105	59,668	11,936	17,559
Impairment charges(1)	5,561	5,959	—	—	—
(Gain) on Sale of asset held for sale	—	—	—	—	(2,195)
Selling, general and administrative expenses	53,879	48,619	47,094	11,708	13,024

(Loss) income from operations	(9,314)	(15,473)	12,574	228	6,730
Interest expense	5,123	4,168	3,437	858	813
Gain on sale of assets	—	(875)	(166)	—	—
Other expense (income), net(2)	(19)	456	238	22	216

(Loss) income before income taxes	(14,418)	(19,222)	9,065	(652)	5,701
Income tax (benefit) expense	77	(2,324)	110	—	437

Net (loss) income	$(14,495)	$(16,898)	$8,955	$(652)	$5,264

Net (loss) income per common share:
Basic	$(0.29)	$(0.31)	$0.17	$(0.01)	$0.10
Diluted	$(0.29)	$(0.31)	$0.16	$(0.01)	$0.09
Weighted average shares outstanding:
Basic	50,174	53,659	53,620	53,664	52,517
Diluted	50,174	53,659	55,262	53,664	56,893

Balance Sheet data:
Cash and cash equivalents	$22,012	$10,940	$18,743	$14,020	$14,290
Total assets	$169,119	$142,835	$141,317	$145,128	$135,805
Total debt, including current portion	$50,163	$45,550	$37,500	$45,520	$30,000
Stockholders’ equity	$83,042	$67,362	$74,210	$67,300	$73,993

Other financial data:
Depreciation	$9,180	$7,590	$5,731	$1,511	$1,235
Amortization	$6,028	$6,502	$6,502	$1,626	$1,626
Adjusted EBITDA(3)	$15,813	$14,426	$26,098	$3,657	$7,496
Adjusted EBITDA as a percentage of sales(3)	9.0%	8.6%	15.0%	9.6%	15.1%
Gross margin as a percentage of sales	28.5%	23.4%	34.2%	31.3%	35.4%

(1)	In 2011, amounts relate to intangible asset impairment charges. In 2010, amounts relate to the write-down of the value of certain fixed assets of the Company.
(2)	In 2012, amounts relate mainly to derivative financials instruments. In 2011, amounts relate mainly to the write-off of deferred financing.
(3)	EBITDA is defined as net income plus interest expense (net of interest income), income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA adjusted for gain on sale of assets, consolidation charges, impairment charges, manufacturing inefficiencies, write-off of deferred financing costs and non-cash stock compensation expense. EBITDA and Adjusted EBITDA are measures commonly used in the window and door industry, and we present them to enhance your understanding of our operating performance. We use EBITDA and Adjusted EBITDA as two criteria for evaluating our performance relative to that of our peers. We believe that EBITDA and Adjusted EBITDA are operating performance measures that provide investors and analysts with measures of operating results unaffected by differences in capital structures, capital investment cycles, and ages of related assets among otherwise comparable companies. While we believe EBITDA and Adjusted EBITDA are useful measures for investors, they are not measurements presented in accordance with United States generally accepted accounting principles, or GAAP. You should not consider EBITDA and Adjusted EBITDA in isolation or as a substitute for net income, cash flows from operations, or any other items calculated in accordance with GAAP.

The unaudited financial data for the twelve months ended March 30, 2013 have been derived by adding the financial data for the fiscal year ended December 29, 2012 to the financial data for the three months ended March 30, 2013 and subtracting the financial data for the three months ended March 31, 2012. The unaudited financial data for the twelve months ended March 31, 2012 have been derived by adding the financial data for the fiscal year ended December 21, 2011 to the financial data for the three months ended March 31, 2012 and subtracting the financial data for the three months ended April 3, 2011.

The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the periods presented.

	Year Ended January 1, 2011	Year Ended December 31, 2011	Year Ended December 29, 2012	Three Months Ended March 31, 2012	Three Months Ended March 30, 2013	Twelve Months Ended March 31, 2012	Twelve Months Ended March 30, 2013
	(in thousands)				(unaudited)
Net income/(loss)	$(14,495)	$(16,898)	$8,955	$(652)	$5,264	$(11,761)	$14,871
Reconciling items:
Depreciation and amortization expense	15,208	14,092	12,233	3,137	2,861	13,679	11,957
Interest expense	5,123	4,168	3,437	858	813	3,904	3,392
Income tax (benefit) expense	77	(2,324)	110	—	437	(2,324)	547

EBITDA	5,913	(962)	24,735	3,343	9,375	3,498	30,767
Intangible impairment charges(a)	—	5,959	—	—	—	5,959	—
Asset impairment charges(b)	5,561	—	—	—	—	—	—
Consolidation charge(c)	2,053	4,106	—	—	—	1,474	—
Gain on Asset Sales(d)	—	(875)	—	—	(2,195)	(875)	(2,195)
Manufacturing inefficiencies(e)	—	4,005	—	—	—	4,005	—
Write off deferred financing costs(f)	—	420	—	—	—	420	—
Non-cash stock compensation(g)	2,286	1,773	1,363	314	316	1,461	1,365

Adjusted EBITDA	$15,813	$14,426	$26,098	$3,657	$7,496	$15,942	$29,937

(a)	The Company completed its annual impairment tests in the fourth quarter of 2011, which resulted in additional impairment charges totaling $6.0 million related to trade names.
(b)	Represents the write-down of the value of certain fixed assets of the Company.
(c)	Represents charges and credits related to consolidation actions taken in 2011 and 2010. These charges relate primarily to employee separation costs and move related expenses. Of the $4.1 million in consolidation charges in the year ended December 31, 2011, $3.4 million is included in cost of goods sold and $0.7 million is included in selling, general and administrative expenses. Of the consolidation charges taken in 2010, $0.9 million was recorded in costs of goods sold and $1.2 million was recorded in selling, general, and administrative expenses
(d)	For the 3 months ended March 30, 2013, this represents the gain recorded on the sales of the Salisbury, NC facility. For the year ended December 31, 2011, represents gains related to the sale of equipment previously used in North Carolina operations, and was included in other income in the fourth quarter of that year.
(e)	Represents temporary excess labor and scrap expense incurred as a result of new hires in connection with the consolidation actions taken in 2011. The amounts were determined by comparing the manufacturing results with normalized pre-consolidation results. These charges are included in cost of goods sold for the year ended December 31, 2011.
(f)	Represents the write-off of the remaining unamortized fees associated with our previous financing agreement. These charges are included in other expense for the year ended December 31, 2011.
(g)	Represents non-cash compensation recorded in accordance with ASC 718.

RISK FACTORS

You should consider carefully all of the information set forth or incorporated by reference in this prospectus supplement and, in particular, the risks described below as well as the risk factors set forth in our Annual Report on Form 10-K for the fiscal year ended December 29, 2012 and our Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2013 before you decide to invest in our shares of common stock. If any of the following uncertainties or risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. The selected risks described below and in our Annual Report on Form 10-K for the fiscal year ended December 29, 2012 and our Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2013 are not the only risks that may affect your investment. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Related to Our Common Stock

The market price of our common stock has been and may continue to be volatile, which could cause the value of your investment to decline.

The market price of our common stock has been subject to volatility and, in the future, the market price of our common stock could fluctuate widely in response to numerous factors, many of which are beyond our control. For example, during the 12 months ended March 30, 2013, the high sales price per share of our common stock on the NASDAQ Global Select Market was $8.22 and the low sales price per share was $1.73, and in the past 24 months, our low sales price per share was $0.98. We have historically experienced, and in the future will continue to experience, variability in net sales and earnings on a quarterly basis, which could result in volatility in the market price of our common stock. The factors expected to contribute to this volatility include, among others, (i) the cyclical nature of the homebuilding industry and the home repair and remodeling sector, (ii) general economic conditions in the various local markets in which we compete, (iii) the distribution schedules of our customers, (iv) the effects of the weather, and (v) the volatility of prices of aluminum, glass and vinyl. In addition to factors discussed above and the factors contemplated by the risk factors discussed in this prospectus supplement, the accompanying prospectus and the other documents incorporated herein and therein by reference, the price and volume volatility of our common stock may be also affected by:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in customer relationships, acquisitions or expansion plans;

•	changes in the prices of our raw materials or the products we sell;

•	our involvement in litigation;

•	our sale of common stock or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.

This offering will result in a substantial increase in the number of shares of our common stock that are freely tradable, which may depress the market price of our common stock.

As of May 3, 2013, we had 52,175,911 shares of common stock outstanding, of which only 34.8% were freely tradable on the NASDAQ Global Market. After giving effect to this offering and the share repurchase, approximately 64.3% of our shares of common stock outstanding would be freely tradable on the NASDAQ Global Market. The increase in the number of freely tradable shares of our common stock could depress the market price of our common stock.

The market price of our common stock could be negatively affected by future sales of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to issue equity securities in the future at a time and at a price that we deem appropriate. We, the selling stockholder and our officers and directors have agreed not to offer or sell, dispose of or hedge, directly or indirectly, any common stock without the permission of the representatives of the underwriters for a period of 90 days from the date of this prospectus supplement, subject to certain exceptions (including the share repurchase) and automatic extension of such period in certain circumstances. In addition, the selling stockholder has the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act of 1933, as amended (the “Securities Act”) covering resales of our common stock held by them or to piggyback on a registration statement covering shares of common stock offered by the Company in certain circumstances. To the extent that such registration rights are exercised, the resulting sale of a substantial number of shares of our common stock into the market could cause the market price of our common stock to decline. The selling stockholder’s shares also may be sold pursuant to Rule 144 under the Securities Act, subject to volume limitations.

Because we have no plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.

We do not pay a regular dividend. Any determination relating to dividend policy and payment of future dividends will be made at the discretion of our board of directors. The terms of our credit agreement and the proposed terms of the new credit facility restrict our ability to pay dividends.

Future offerings of debt or equity securities, which would rank senior to our common stock, may adversely affect the market price of our common stock.

If, in the future, we decide to issue debt or equity securities that rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

The significant stock ownership position of the selling stockholder limits the ability of our minority stockholders to influence corporate matters.

The selling stockholder owned 61.5% of our outstanding common stock as of May 3, 2013 and, after this offering and the share repurchase, will own 31.5% of our outstanding common stock (27.9% if the underwriters’ option is exercised in full). Accordingly, the selling stockholder has significant influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership may have the effect of delaying or preventing a transaction such as a merger, consolidation, or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a transaction or change of control would benefit minority stockholders. As a result, the market price of our common stock could be adversely affected.

We will be subject to additional NASDAQ corporate governance requirements upon consummation of this offering because we will no longer qualify for the “controlled company exemption.”

Upon consummation of this offering and the share repurchase, the selling stockholder will own less than 50% of our outstanding shares and we will no longer qualify for the NASDAQ Listing Rule 5615(c) “controlled company” exemption that applies to companies in which more than 50% of the stockholder voting power is held by an individual, a group, or another company. This rule grants us an exemption from the requirements that we have a majority of independent directors on our board of directors and that we have independent directors determine the compensation of executive officers and the selection of nominees to the board of directors. Within twelve months of the consummation of this offering, (i) a majority of the directors on our board of directors will be required to meet the independent director requirements set forth in NASDAQ Listing Rule 5615 and (ii) all of the members of the compensation committee will be required to be independent. Currently, five of the eleven directors and two of the three members of the compensation committee are independent. We may have trouble fulfilling these requirements and we will continue to have a majority of non-independent directors during the transition period. Upon consummation of this offering, the board will create a nominating committee, all of the members of which will be independent directors.

Provisions in our charter documents could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management, even if it would benefit you or other minority stockholders. These provisions include the following:

•

Our stockholders may not remove a director without cause, and our certificate of incorporation provides for a classified board of directors with staggered, three-year terms. As a result, it could take up to two years for stockholders to replace a majority of the members of our Board.

•

Our board of directors has the exclusive right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

•	Our stockholders may not act by written consent. As a result, holders of our capital stock will be able to take actions only at a stockholders’ meeting.

•	No stockholder may call a special meeting of stockholders. This may make it more difficult for stockholders to take certain actions.

•	We do not have cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates.

•

Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Our directors and officers who are affiliated with JLL Partners do not have any obligation to report corporate opportunities to us.

Because some individuals may serve as our directors or officers and as directors, officers, partners, members, managers, or employees of JLL Partners or its affiliates or investment funds and because such affiliates or investment funds may engage in similar lines of business to those in which we engage, our amended and restated certificate of incorporation allocates corporate opportunities between us and JLL Partners and its affiliates and investment funds. Specifically, for so long as JLL Partners and its affiliates and investment funds own at least 15% of our shares of common stock, none of JLL Partners, nor any of its affiliates or investment funds, or their respective directors, officers, partners, members, managers, or employees has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as do we. In addition, if any of them acquires knowledge of a potential transaction that may be a corporate opportunity for the Company and for JLL Partners or its affiliates or investment funds, subject to certain exceptions, we will not have any expectancy in such corporate opportunity, and they will not have any obligation to communicate such opportunity to us. By becoming our stockholder, you will be deemed to have notice of and have consented to these provisions of our amended and restated certificate of incorporation.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock depends in part on the research and reports that third-party securities analysts publish about our company and our industry. One or more analysts could downgrade our common stock or issue other negative commentary about our company or our industry. Since our initial public offering in 2006, our common stock has received minimal coverage from third-party securities analysts. If one or more of the analysts that covers us cease coverage of our company, we could lose visibility in the market. As a result of one or more of these factors, the trading price of our common stock could decline.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares in this offering.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 30, 2013 on an actual basis and on an adjusted basis giving effect to the share repurchase and debt refinancing, as well as fees and expenses for those transactions and this offering.

You should read the data set forth in the table below in conjunction with “Risk Factors,” “Selected Financial Data,” our audited consolidated financial statements and related notes, and other financial information incorporated by reference in this prospectus supplement.

	As of March 30, 2013
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$14,290	$8,590

Long-term debt:
Existing credit facilities[1]	$30,000	$—
New credit facilities[2]	$—	$80,000
Stockholders’ Equity:
Preferred stock; 10,000 authorized; none outstanding Common stock; 200,000 authorized, 54,015 shares issued and 52,025 shares outstanding actual, 54,015 shares issued and 45,234 outstanding as adjusted[3]	540	540
Additional paid-in capital	275,040	275,040
Accumulated other comprehensive loss	(1,572)	(1,572)
Accumulated deficit	(189,969)	(192,344)

Total	84,039	81,664
Less Treasury stock at cost	(10,046)	(60,046)

Total Stockholders’ Equity	$73,993	$21,618

Total Capitalization	$103,993	$101,618

(1)	As of March 30, 2013, the existing credit facilities had an uncommitted incremental facility in an amount of up to $25 million, $1.1 million of letters of credit outstanding and $13.9 million available for borrowing under our existing revolving credit facility.
(2)	As of March 30, 2013, on an as adjusted basis, we would have had $1.1 million of letters of credit outstanding and $23.9 million would have been available for borrowing under our new revolving credit facility.
(3)	As adjusted shares of common stock issued and outstanding reflects the repurchase of 6,791,171 shares of our common stock in the share repurchase.

MARKET PRICE FOR COMMON STOCK

Our common stock is traded on the NASDAQ Global Market under the symbol “PGTI.” The table below sets forth, for the periods indicated, the high and low sale prices for our common stock as reported by the NASDAQ Global Market.

	High	Low
2013
First Quarter	$8.22	$4.22
Second Quarter (through May 21, 2013)	$9.25	$6.23
2012
First Quarter	$1.96	$1.03
Second Quarter	3.05	1.73
Third Quarter	3.40	2.63
Fourth Quarter	4.74	3.17
2011
First Quarter	$2.62	$2.16
Second Quarter	2.50	1.62
Third Quarter	2.12	1.25
Fourth Quarter	1.44	0.98

The last reported sale price of our common stock on the NASDAQ Global Market on May 21, 2013 was $8.21 per share. As of May 3, 2013, there were 52,175,911 shares of common stock outstanding and we had 42 holders of record of our common stock.

We do not pay a regular dividend. Any determination relating to dividend policy will be made at the discretion of our board of directors. The terms of our credit agreement and the proposed terms of the new credit facility restrict our ability to pay dividends.

SELECTED FINANCIAL DATA

The following table sets forth selected historical consolidated financial information and other data as of and for the periods indicated, some of which have been derived from the audited consolidated financial statements presented in our Annual Report on Form 10-K for the fiscal year ended December 29, 2012 and our Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2013.

All information included in the following tables should be read in conjunction with the “Management’s Discussion and Analysis and Discussion of Financial Condition and Results of Operation” section of this prospectus supplement, and with the consolidated financial statements and related notes in in our Annual Report on Form 10-K for the fiscal year ended December 29, 2012 and our Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2013. All years consisted of 52 weeks except for the year ended January 3, 2009, which consisted of 53 weeks. We do not believe the impact on comparability of results is significant.

	Year Ended					Three Months Ended
	January 3, 2009	January 2, 2010	January 1, 2011	December 31, 2011	December 29, 2012	March 31, 2012	March 30, 2013
	(in thousands except per share data)
Net sales	$218,556	$166,000	$175,741	$167,276	$174,540	$38,100	$49,563
Cost of sales	150,633	121,821	125,615	128,171	114,872	26,164	32,004

Gross margin	67,923	44,179	50,126	39,105	59,668	11,936	17,559
Impairment charges(1)	187,748	742	5,561	5,959	—	—	—
(Gain) on Sale of asset held for sale	—	—	—	—	—	—	(2,195)
Selling, general and administrative expenses	62,753	51,703	53,879	48,619	47,094	11,708	13,024

(Loss) income from operations	(182,578)	(8,266)	(9,314)	(15,473)	12,574	228	6,730
Interest expense	9,283	6,698	5,123	4,168	3,437	858	813
Gain on sale of assets	—	—	—	(875)	(166)	—	—
Other expense (income), net(2)	(40)	37	(19)	456	238	22	216

(Loss) income before income taxes	(191,821)	(15,001)	(14,418)	(19,222)	9,065	(652)	5,701
Income tax (benefit) expense	(28,789)	(5,584)	77	(2,324)	110	—	437

Net (loss) income	(163,032)	$(9,417)	$(14,495)	$(16,898)	$8,955	$(652)	5,264

Net (loss) income per common share:
Basic	$(5.08)	$(0.26)	$(0.29)	$(0.31)	$0.17	$(0.01)	$0.10
Diluted	$(5.08)	$(0.26)	$(0.29)	$(0.31)	$0.16	$(0.01)	$0.09
Weighted average shares outstanding:
Basic	32,104	36,241	50,174	53,659	53,620	53,664	52,517
Diluted	32,104	36,241	50,174	53,659	55,262	53,664	56,893
Other financial data:
Depreciation	$11,518	$10,435	$9,180	$7,590	$5,731	$1,511	$1,235
Amortization	$5,570	$5,731	$6,028	$6,502	$6,502	$1,625	$1,626

	As Of					As Of
	January 3, 2009	January 2, 2010	January 1, 2011	December 31, 2011	December 29, 2012	March 31, 2012	March 30, 2013
Balance Sheet data:
Cash and cash equivalents	$19,628	$7,417	$22,012	$10,940	$18,743	$14,020	$14,290
Total assets	$200,617	$173,630	$169,119	$142,835	$141,317	$145,128	$135,805
Total debt, including current portion	$90,366	$68,268	$50,163	$45,550	$37,500	$45,520	$30,000
Stockholders’ equity	$74,185	$68,209	$83,042	$67,362	$74,210	$67,300	$73,993

(1)	In 2011 and 2008, amounts relate to intangible asset impairment charges. In 2010 and 2009, amounts relate to write-down of the value of our Salisbury, North Carolina and Lexington, North Carolina properties, and certain other equipment of the Company.
(2)	Relates mainly to derivative financials instruments in the years 2012, 2010, 2009 and 2008. 2011 mainly relates to the write-off of deferred financing costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussions of our financial condition and results of operation should be read in conjunction with the “Risk Factors” section of this prospectus supplement and the consolidated financial statements and related notes for the year ended December 29, 2013 and the quarter ended March 30, 2013 incorporated by reference herein.

Overview

We are the leading U.S. manufacturer of impact-resistant residential windows and doors, having pioneered the development of these products two decades ago. Our impact-resistant market leadership is particularly strong in our “home” state of Florida, the largest U.S. impact-resistant window and door market, in which we hold a market share that is significantly greater than that of any of our competitors. Our aluminium and vinyl impact-resistant products, which we market under the WinGuard, PremierVue® and PGT Architectural Systems brand names, combine heavy-duty aluminium or vinyl frames with laminated glass systems to provide protection from hurricane-force winds and wind-borne debris by maintaining their structural integrity under such forces and preventing penetration by impacting objects. Our impact-resistant windows and doors satisfy increasingly stringent building codes in hurricane-prone coastal states and provide an attractive alternative to shutters and other “active” forms of hurricane protection that require installation and removal before and after each storm. Impact-resistant products comprised 77% of our total sales in Q1 2013, up from 61% in fiscal year 2005. In addition to our core impact-resistant products, we manufacture a comprehensive line of made-to-order and customizable non-impact-resistant window and door products in both aluminum and vinyl frames, as well as non-glass vertical and horizontal sliding panels for porch enclosures under our Eze-Breeze® brand. We distribute our products through multiple channels, including over 1,200 window distributors, building supply distributors, window replacement dealers and enclosure contractors. While 87% of our 2012 sales were based in Florida, we also distribute our products into other markets, including the Southeastern U.S., Gulf Coast, Coastal mid-Atlantic, the Caribbean, Central America, and Canada.

Our manufacturing facility in North Venice, Florida, produces fully-customized windows and doors. We are vertically integrated with glass, insulating, tempering and laminating facilities, which provide us with a consistent source of impact-resistant laminated and insulating glass, shorter lead times, and lower costs relative to third-party sourcing.

Forward Outlook

Net sales

Sales in the first quarter of fiscal 2013 finished 30% higher than in the first quarter of fiscal 2012. This followed the fourth quarter of 2012, where sales finished 27% higher compared to the fourth quarter of 2011. These recent increases were the result of improved market conditions and promotions targeting our WinGuard products. As we look forward, our expectation is with improving market conditions and our investments in both television and radio advertising, we will continue to see solid year over year growth in the second quarter. April sales, in fact, were up 37% over prior year. As a result, we have hired more than 125 additional employees since quarter end.

Gross margin

We believe the following factors, which are not all inclusive, may impact our gross margin in 2013:

•

Our gross margin percentages are heavily influenced by total sales due to operating leverage of fixed costs as well as product mix of impact and non-impact products and also vinyl frame versus aluminum frame products, and vinyl continues to increase its share of our core market.

•

Due to increasing demand for our products, we have hired more than 125 additional employees since the end of the first quarter of 2013. We do expect some inefficiencies in the second quarter as we get these new employees up to speed. We are now operating at approximately 60% capacity in our manufacturing lines. We are, however, approaching full capacity within certain parts of our glass operations. We will utilize outside glass suppliers to fill any gaps and have already begun to consider and implement glass capacity expansion strategies.

•

As of March 30, 2013, a portion of our outstanding aluminum hedges were classified as ineffective for accounting purposes. Settlements for these hedges in 2013 will be reported in other (income) expense. We are, however, effectively hedged for 26% of our needs for the remainder of 2013 at an average price of $0.91 per pound. As of May 3, 2013, cash price of aluminum was $0.83 per pound. Based on 2012 sales, a 10% change would affect margins by $0.9 million as a result of our current uncovered needs and the ineffective portion of our hedges.

Selling, general and administrative expenses

If the cost of diesel fuel continues to increase, our selling, general and administrative costs will increase. In addition, economic and credit conditions may negatively impact our bad debt expense. We continue to monitor our customers’ credit profiles carefully and make changes in our terms where necessary in response to this heightened risk.

Interest expense

We prepaid $8.0 million in outstanding borrowings during 2012. We believe this decrease in debt levels for the full year of 2012 will result in our paying less interest in 2013 than in 2012. In January 2013, we sold our Salisbury, NC facility for approximately $8.0 million ($7.5 million net of selling costs). The proceeds were used to voluntarily pay down debt on January 31, 2013, bringing our gross debt to $30.0 million at that time. Our current interest rate is 4.25% as of March 30, 2013

Liquidity and capital resources

We had $14.3 million of cash on hand as of March 30, 2013. While we are confident in our ability to generate cash flow in this housing market and economy, we may use this cash to pay down debt, invest in marketing activities or for other business purposes.

We continue to repurchase our common stock. As of May 6, 2013, we have repurchased a total of 1,996,772 shares of common stock at a price of $10.0 million, since the inception of the program. We still have authorization to spend an addition $10.0 million for future repurchases.

Management expects to spend nearly $7.3 million on capital expenditures in 2013, including capital expenditures related to product investments in lines targeted at increasing sales and the new enterprise resource planning (“ERP”) system with respect to internal controls over financial report, which we started the implementation of in the second quarter of fiscal 2012 in order to improve user access security and automate a number of accounting, back office and reporting processes and activities. We expect depreciation to be approximately $4.9 million and amortization to be approximately $6.5 million in 2013. On March 30, 2013, we had outstanding purchase commitments on capital projects of approximately $1.3 million.

Results of Operations

First quarter ended March 30, 2013 compared with the first quarter ended March 31, 2012

Overview

In the first quarter of 2013, we posted net income of $5.3 million, which was a substantial improvement compared to the first quarter of 2012, in which we recorded a net loss of $652 thousand. This was achieved through revenue growth of 30%, driven by a 42% increase in new construction sales and marketing programs focused on our WinGuard products. In addition, we recorded a gain of $2.2 million on the sale of the Salisbury, North Carolina facility.

During the quarter, impact sales grew 39% over prior year, and represented 77% of the total sales compared to 72% a year ago. This growth was the result of targeted WinGuard marketing programs which helped drive our mix improvement and market share gain in certain markets. In addition, vinyl and aluminum non-impact products grew 17.1% and 3.1% respectively. In January of 2013, we launched the Storefront product line which gives us a presence in a new market. In the first three months of 2013, single family housing starts increased 50% over the first quarter of 2012.

Selling, general and administrative expenses were $13.0 million for the first quarter of 2013, an increase of $1.3 million from $11.7 million for the first quarter of 2012. This was driven by an increase of $0.7 million in selling activities, and $0.5 million in advertising costs to assist our efforts to capture market share. In addition, employee related expenses increased $0.4 million. These increases were offset by reduced warranty related expenses of $0.3 million.

During the first quarter of 2013 we sold the Salisbury, North Carolina facility for approximately $8.0 million in cash (approximately $7.5 million net of selling costs), resulting in a gain of $2.2 million. The facility’s carrying value was $5.3 million at December 29, 2012, and at the time of the sale was recorded in the consolidated balance sheet as an asset held for sale.

Our quarter end cash balance was $14.3 million, and we prepaid an additional $7.5 million of outstanding bank debt during the quarter with proceeds from the sale of the Salisbury, North Carolina facility, bringing our gross debt to $30 million. In addition, we purchased 1.1 million shares of our stock for $6.1 million. During the quarter, the increase in sales resulted in an increase in working capital of $4.4 million, mainly in accounts receivable whose aging remains strong. Despite this, we generated $1.9 million in cash from operations. We will continue to take advantage of opportunities to drive our brand awareness and drive market share gains. We expect our improved operating leverage to continue the momentum we have achieved as we grow sales.

During the first quarter, we continued marketing programs targeting our WinGuard product lines, particularly in the Southeast and Southwest Florida markets. We plan to leverage this activity to carry our momentum of sales growth.

Performance Summary

The following table presents financial data derived from our unaudited condensed consolidated statements of comprehensive income (loss) as a percentage of total net sales for the periods indicated:

	Three Months Ended
	March 31, 2012		March 30, 2013
	(unaudited)
	(in thousands)
Net sales	$38,100	100.0%	$49,563	100.0%
Cost of sales	26,164	68.7%	32,004	64.6%

Gross margin	11,936	31.3%	17,559	35.4%
Selling, general and administrative expenses	11,708	30.7%	13,024	26.3%
Gain on sale of assets held for sale	—	0.0%	(2,195)	-4.4%

Income from operations	228	0.6%	6,730	13.6%
Interest expense, net	858	2.2%	813	1.6%
Other expense, net	22	0.1%	216	0.4%

Income (loss) before income taxes	(652)	-1.7%	5,701	11.5%
Income tax expense	—	0.0%	437	0.9%

Net income (loss)	$(652)	-1.7%	$5,264	10.6%

The following table represents total sales by product category for the three months ended March 30, 2013, and March 31, 2012:

	Three Months Ended
	March 31, 2012		March 30, 2013
	Sales	% of sales	Sales	% of sales	% change
	(in millions)
Product category:
Impact Window and Door Products	$27.4	71.9%	$38.0	76.6%	38.7%
Other Window and Door Products	10.7	28.1%	11.6	23.4%	8.4%

Total net sales	$38.1	100.0%	$49.6	100.0%	30.1%

Net sales of impact window and door products, which include our WinGuard, PremierVue and Architectural Systems product lines, were $38.0 million for the first quarter of 2013, an increase of $10.6 million, or 38.7%, from $27.4 million in net sales for the 2012 first quarter. The increase was due mainly to an increase in Aluminum and Vinyl WinGuard of $7.8 million and $2.7 million respectively. WinGuard product sales, which grew both in new construction and repair and remodel markets, represented 71% and 66% of our net sales for the first quarter of 2013 and 2012, respectively.

Net sales of other window and door products were $11.6 million for the first quarter of 2013, an increase of $0.9 million, or 8.4%, from $10.7 million in net sales for the 2012 first quarter. This increase was due mainly to an increase in sales of our non-impact aluminum products of $0.2 million, non-impact vinyl products, whose sales were up $0.6 million, and an increase in Eze-Breeze product sales of $0.1 million.

Gross margin

Gross margin was $17.6 million, or 35.4% of sales, for the first quarter of 2013, an increase of $5.6 million, or 47.1% from the first quarter of 2012. The 4.1% increase in gross margin as a percent of sales in 2013 is the result of leveraging higher sales (3.9%) and improved mix (1.7%), mainly aluminum. These improvements were offset by the increased labor cost and scrap commensurate with adding 159 new employees which typically take approximately 90 days to become fully efficient (1.5%).

Selling, general and administrative expenses

Selling, general and administrative expenses were $13.0 million for the first quarter of 2013, an increase of $1.3 million from $11.7 million for the first quarter of 2012. This was driven by an increase of $0.7 million in selling activities, and $0.5 million in advertising costs to assist our efforts to capture market share. In addition, employee related expenses increased $0.4 million. These increases were offset by reduced warranty related expenses of $0.3 million.

Gain on assets held for sale

During the first quarter of 2013 we sold the Salisbury, North Carolina facility for approximately $8.0 million in cash (approximately $7.5 million net of selling costs), resulting in a gain of $2.2 million. The facility’s carrying value was $5.3 million at December 29, 2012, and at the time of the sale was recorded in the consolidated balance sheet as an asset held for sale.

Interest expense, net

Interest expense, net was $0.8 million in the first quarter of 2013, a decrease of $0.1 million from $0.9 million for the first quarter of 2012. The first quarter of 2013’s interest expense included $0.3 million non-recurring amortization of deferred financing charges related to the $7.5 million voluntary pre-payment of debt. The remaining decrease from prior year was due to a lower outstanding debt level during the first quarter and the effect of the lower interest rate associated with the credit agreement and our improved leverage.

Other expense, net

Other Expense, net was $0.2 million in the first quarter of 2013, compared to less than $0.1 million in the first quarter of 2012. The amount in 2013 relates to the changes in the fair value and settlements of our ineffective aluminum hedges.

Income tax expense

Our tax rate of 7.7% is lower than the statutory rate in the three months ended March 30, 2013, as we released a portion of our deferred tax asset valuation allowance to offset a portion of our regular tax expense. The rate is based on an estimated annual rate excluding the potential impact of discrete events. While there were no discrete events during the three months ended March 30, 2013, a future release of a valuation allowance on deferred tax assets in excess of our regular tax expense would be considered a discrete event.

2012 Compared with 2011, and 2011 Compared with 2010

During 2012, the national housing market showed improvement and so did our sales. Our sales improved 4.3% to $174.5 million, and we had net income of $9.0 million, an increase of $25.9 million when compared to the 2011 net loss of $16.9 million. The improvement in net income was accomplished by focusing on improving sales and manufacturing efficiencies, which improved gross margin percentage 10.8%. We also redesigned our transportation operations and saved an additional $2.2 million. 2011 was also impacted by $8.1 million in consolidation related charges.

Overview

Net Sales. In terms of sales strategies, we emphasized our core markets within Florida, and implemented promotional activities to gain market share. We also established programs and partnerships with national accounts to increase our sales presence. As a result of our efforts and the general market conditions, sales during 2012 increased $7.3 million, or 4.3%, compared to 2011. New construction sales increased $8.7 million, or 21.6%, as a result of improvement in the new construction market. Repair and remodel sales decreased by $1.5 million, or 1.2%. This decrease was anticipated and resulted from our decision to reduce our efforts in certain out of state markets. By region, our sales in Florida increased $7.9 million, or 5.5%, and sales in the international region increased $0.3 million, or 4.1%. These increases were offset by decreases in out of state markets of $1.0 million, or 6.1%.

By product category, sales in our impact lines increased $9.2 million, or 7.6%. This increase was driven by our WinGuard products which increased $12.9 million, or 11.8%, due to the improved housing market and increased promotional activity. New construction, which represents only 28% of our sales, drove an $8.7 million sales increase. Sales in our Architectural System line decreased $2.6 million in part due to the completion of a large condo retrofit project completed in 2011. Sales also decreased in our PremierVue line by $1.3 million, primarily driven by the reduction of low margin sales to a particular customer. Sales of our non-impact products decreased by $2.0 million overall. Sales of our aluminum products decreased $1.3 million, due in part to the shift from aluminum to vinyl in the Florida market and our Vinyl products decreased $1.4 million driven by our decision to reduce our effort in the out of state market where these products were sold. Our Eze-Breeze line increased sales by $0.8 million as a result of our increased focus on this line.

Liquidity and Cash Flow. During 2012, we generated $23.2 million in cash flow from operations, which was used to fund working capital needs, service our long term debt, repurchase common stock, and make voluntary debt prepayments. We began 2007 with net debt of $128.5 million and ended fiscal 2012 with net debt of $18.8 million. During those six years, we reduced our debt by combining internally generated cash of $65.4 million with net proceeds from the 2008 and 2010 rights offerings of $44.3 million. The due date for our debt agreement is June 2016.

Acquisition. On December 17, 2010 we exercised our option and acquired the intellectual property assets of Hurricane Window and Door Factory, LLC (“Hurricane”) of Ft. Myers, Florida. With this acquisition, we acquired, among other things, all of the intellectual property underlying our PremierVue line of vinyl impact-resistant windows and doors for the single- and multi-family residential markets. The purchase price was $2.8 million of which $2.6 million was paid at closing, and the remainder was paid during 2011. As of January 1, 2011, $0.2 million was included in accrued liabilities in the accompanying balance sheet. The carrying value of the intangible assets of $0.9 million and $1.8 million, respectively, is included in other intangible assets, net, in the accompanying balance sheets at December 29, 2012, and December 31, 2011.

Consolidation and Restructurings. On December 3, 2010, we announced that our Salisbury, North Carolina operations would be transferred to Venice, Florida to consolidate our window and door production at our Florida manufacturing facility. During 2011, we recorded consolidation charges of $4.1 million, which includes $1.3 million of severance expense and $2.8 million of moving expenses. The classification of charges were $3.4 million within cost of goods sold, and the remaining $0.7 million within selling, general and administrative expenses in the accompanying consolidated statement of operations. The total charges recorded through December 31, 2011, for the consolidation are $6.2 million, $2.1 million having been recorded in December 2010, of which less than $0.1 million and $1.8 million were accrued as of December 31, 2011, and January 1, 2011, respectively, and are classified in accounts payable and accrued liabilities within the accompanying condensed consolidated balance sheets. The unpaid severance expense as of December 31, 2011, was disbursed prior to the end of 2012.

The following table provides information with respect to the accrual for the severance related to the consolidation:

Consolidation	Beginning of Year	Charged to Expense	Disbursed in Cash	End of Year
	(in thousands)
Year ended December 29, 2012:	$15	$—	$(15)	$—
Year ended December 31, 2011:	$1,812	$1,286	$(3,083)	$15
Year ended January 1, 2011:	$898	$2,053	$(1,139)	$1,812

Performance Summary

	Year Ended			Percent Change
	January 1, 2011	December 31, 2011	December 29, 2012	Increase/(Decrease)
				2011-2010	2012-2011
	(in thousands, except per share amounts and percentages)
Net sales	$175,741	$167,276	$174,540	(4.8%)	4.3%
Cost of sales	125,615	128,171	114,872	2.0%	(10.4%)

Gross margin	50,126	39,105	59,668	(22.0%)	52.6%
As a percentage of sales	28.5%	23.4%	34.2%
Impairment charges	5,561	5,959	—
SG&A expenses	53,879	48,619	47,094	(9.8%)	(3.1%)

SG&A expenses as a percentage of sales	30.7%	29.1%	27.0%
Income (loss) from operations	(9,314)	(15,473)	12,574
Interest expense, net	5,123	4,168	3,437
Gain on sale of assets	—	(875)	(166)
Other expense (income), net	(19)	456	238
Income tax (benefit) expense	77	(2,324)	110

Net income/(loss)	$(14,495)	$(16,898)	$8,955

Net income/(loss) per common share:
Basic	$(0.29)	$(0.31)	$0.17
Diluted	$(0.29)	$(0.31)	$0.16

2012 Compared with 2011

Net sales. Net sales for 2012 were $174.5 million, a $7.3 million, or 4.3%, increase in sales from $167.3 million in the prior year.

The following table shows net sales classified by major product category (in millions, except percentages):

	Year Ended
	December 31, 2011		December 29, 2012
	Sales	% of sales	Sales	% of sales	% change
Product category:
Impact Window and Door Products	$120.9	72.3%	$130.1	74.5%	7.6%
Other Window and Door Products	46.4	27.7%	44.4	25.5%	(4.2%)

Total net sales	$167.3	100.0%	$174.5	100.0%	4.3%

Net sales of our impact window and door products, which include our WinGuard, Architectural Systems and PremierVue products were $130.1 million in 2012, an increase of $9.2 million, or 7.6%, from $120.9 million in the prior year. This increase was driven mainly by our WinGuard products, which increased $12.9 million, or 11.8%, due to the improved new construction housing market, and our promotional and marketing activities. Offsetting this increase were decreases in our Architectural System products, down $2.6 million in part due to the completion of a large condo retrofit project completed in 2011, and our PremierVue line, down $1.3 million primarily driven by the reduction of low margin sales to a particular customer. Our impact window and door products, especially in our repair and remodeling market, continue to be impacted by the lack of storm activity during the six most recent hurricane seasons in Florida.

Net sales of other window and door products, which includes aluminum and vinyl non-impact, and Eze-Breeze, were $44.4 million in 2012, a decrease of $2.0 million, or 4.2%, from $46.4 million for the prior year. Sales of our aluminum products decreased $1.3 million, due in part to the shift from aluminum to vinyl impact in the Florida market and our Vinyl products decreased $1.4 million driven by our decision to reduce our effort in the out of state market where these products were sold. However, our Eze-Breeze line increased sales by $0.8 million due to our increased focus on this line.

Gross margin. Gross margin was $59.7 million in 2012, an increase of $20.6 million, or 52.7%, from $39.1 million in the prior year. The gross margin percentage was 34.2% in 2012 compared to 23.4% in the prior year. Gross margin included charges of $3.4 million in 2011 related to the consolidation of all North Carolina operations into our Florida facilities. Cost of goods sold in 2011 was also negatively impacted by temporary excess labor and scrap expense of $4.0 million as a result of the consolidation actions taken. This amount was determined by comparing the manufacturing results during consolidation with normalized pre-consolidation results. We returned to pre-consolidation levels during the third quarter of 2011. Adjusting for these charges gross margin was 27.8% in 2011. The 6.4% increase in adjusted gross margin as a percent of sales was mainly due to a reduction of excess material and scrap of $4.7 million, or 2.7%, higher sales volume, price increases and improved mix of $4.1 million, or 1.2%, depreciation savings of $1.6 million, or 1.0%, material price savings of $1.2 million, or 0.7%, consolidation savings of $1.1 million, or 0.6%, and savings in labor and other miscellaneous expenses of $0.4 million, or 0.2%.

Impairment charges. We performed our annual assessment of our trade names as of December 29, 2012, and December 31, 2011, which indicated that no impairment was present for the year ended 2012, and that an impairment was present for year ended 2011, which resulted in a non-cash charge of $6.0 million.

Selling, general and administrative expenses. Selling, general and administrative expenses were $47.1 million, a decrease of $1.5 million, or 3.1%, from $48.6 million in the prior year. Selling, general, and administrative expenses includes charges of $0.3 million in 2011 related to the consolidation actions taken in 2010. Excluding these charges, selling, general and administrative expenses decreased $1.2 million and as a percentage of sales were 28.9% in 2011. This decrease was due mainly to consolidation savings of $2.1 million, reduced bad debt expense of $0.8 million, decreased advertising and selling materials of $0.6 million, decreased distribution costs of $0.5 million, decreased depreciation and lease expense of $0.7 million. Offsetting these decreases was a $3.6 million increase in employee related compensation cost.

Interest expense. Interest expense was $3.4 million in 2012, a decrease of $0.8 million from $4.2 million in the prior year. During 2012, we prepaid $8.0 million of debt resulting in a lower average level of debt when compared to 2011. The interest rate on our debt decreased from 5.75% at the end of 2011 to 4.75% at the end of 2012 due to the refinancing of debt which decreased our interest rates in accordance with our tiered interest rate structure.

Gain on sale of assets. In 2012 and 2011, we sold non-essential assets from our North Carolina operations for a gain of $0.2 million and $0.9 million, respectively.

Other expenses (income), net. There was other expenses (income), net of $0.2 million and $0.5 million in 2012 and 2011, respectively. In 2012, the expense related to the ineffective portion of our aluminum hedging activity and in 2011, the expense related to the write-off of the deferred financing costs from our prior debt.

Income tax (benefit) expense. Our effective combined federal and state tax rate is lower than the statutory rate for the year ended December 29, 2012, as we released a portion of our deferred tax asset valuation allowance to offset our regular tax expense. The $0.1 million of tax expense included in the statement of operations represents our expected alternative minimum tax obligation.

Our effective combined federal and state tax rate was a benefit of 12.1%, or $2.3 million for the year ended December 31, 2011, which relates to the impairment charge on our trade names and was a deferred benefit.

All deferred tax assets created in 2012 and 2011 were fully reserved with additional valuation allowances. Excluding the effects of these items, our 2012 and 2011 effective tax rates would have been 40.3% and 38.8% for each year, respectively.

2011 Compared with 2010

Net sales. Net sales for 2011 were $167.3 million, an $8.4 million, or 4.8%, decrease in sales from $175.7 million in the prior year.

The following table shows net sales classified by major product category (in millions, except percentages):

	Year Ended
	January 1, 2011		December 31, 2011
	Sales	% of sales	Sales	% of sales	% change
Product category:
Impact Window and Door Products	$122.5	69.7%	$120.9	72.3%	(1.3%)
Other Window and Door Products	53.2	30.3%	46.4	27.7%	(12.8%)

Total net sales	$175.7	100.0%	$167.3	100.0%	(4.8%)

Net sales of our impact window and door products, which includes our WinGuard, Architectural Systems and PremierVue products were $120.9 million in 2011, a decrease of $1.6 million, or 1.3%, from $122.5 million in net sales for the prior year. This decrease was driven mainly by a $5.2 million, or 53.2%, decrease in our Architectural Systems products based on the softness in the market. Also contributing to the decrease are our aluminum WinGuard sales of 0.9%. Offsetting these decreases are increases in our Vinyl WinGuard line of $0.6 million, or 3.8%, and our PremierVue line of $3.8 million, or 107%, both of which benefited by our 2011 launch of our Crystal Award winning sliding glass door, that contributed $1.4 million to this sales increase.

Net sales of other window and door products, which includes aluminum and vinyl non-impact, and Eze-Breeze, were $46.4 million in 2011, a decrease of $6.8 million, or 12.8%, from $53.2 million for the prior year. This decrease was mainly due to the $6.3 million, or 30.2%, decrease in vinyl non-impact products, based on our decision to reduce our efforts in certain out of state markets. Also contributing to this decrease is a $1.0 million, or 4.6%, decrease in our aluminum products. Eze-Breeze sales were essentially flat from 2010 to 2011.

Gross margin. Gross margin was $39.1 million in 2011, a decrease of $11.0 million, or 22.0%, from $50.1 million in the prior year. The gross margin percentage was 23.4% in 2011 compared to 28.5% in the prior year. Gross margin included charges of $3.4 million in 2011 and $0.9 million in 2010 related to the consolidation of all North Carolina operations into our Florida facility. Cost of goods sold was also negatively impacted by temporary excess labor and scrap expense of $4.0 million as a result of the consolidation actions taken. This amount was determined by comparing the manufacturing results during consolidation with normalized pre-consolidation results. We returned to pre-consolidation levels during the third quarter of 2011. Adjusting for these charges, gross margin was 27.8% and 29.0% in 2011 and 2010, respectively. The 1.2% decrease in adjusted gross margin as a percent of sales was due to lower sales volume and reduced leverage of fixed costs of approximately $4.1 million, or (1.1%), cost increases and other spending increases of $3.3 million, or (0.9%), and $1.8 million of higher than expected material usage, or (0.4%). Offsetting these decreases was a price increase during the first quarter and a mix shift to more impact product which carry higher gross margin, which increased gross margin by $3.4 million, or 0.9%, and consolidating savings of $1.3 million, or 0.3%, in 2011.

Impairment charges. We performed our annual assessment of our trade names as of December 31, 2011, which indicated that an impairment was present resulting in a non-cash charge of $6.0 million. In 2010, there was an impairment charge of $5.6 million related primarily to the closing of our Salisbury, North Carolina operations.

Selling, general and administrative expenses. Selling, general and administrative expenses were $48.6 million, a decrease of $5.3 million, or 9.8%, from $53.9 million in the prior year. Selling, general, and administrative expenses includes charges of $0.3 million in 2011 and $1.2 million in 2010 related to the consolidation actions taken in 2010. Excluding these charges selling, general and administrative expenses decreased $4.3 million and as a percentage of sales were 28.9% in 2011 compared to 30.0% in 2010. This decrease was due mainly to a decrease in non-cash stock compensation of $1.8 million and cost savings from the consolidation of $1.7 million.

Interest expense. Interest expense was $4.2 million in 2011, a decrease of $0.9 million from $5.1 million in the prior year. During 2011, we prepaid $4.5 million of debt resulting in a lower average level of debt when compared to 2010. The interest rate on our debt decreased from 6.75% at the end of 2010 to 5.75% at the end of 2011 due to the refinancing of debt which decreased our interest rates in accordance with our tiered interest rate structure.

Gain on sale of assets. In 2011, we sold two non-essential assets from our North Carolina operations for a gain of $0.9 million.

Other expenses (income), net. There was other expense (income), net of $0.5 million and less than $0.1 million of other income in 2011 and 2010, respectively. In 2011, the expense related to the write-off of the deferred financing costs from our prior debt and in 2010, the other income relates to effective over-hedges of aluminum.

Income tax (benefit) expense. Our effective combined federal and state tax rate was a benefit of 12.1%, or $2.3 million and an expense of 0.5% for the years ended December 31, 2011 and January 1, 2011, respectively. The 2011 tax benefit relates to the impairment charge on our trade names and was a deferred benefit. All deferred tax assets created in 2011 were fully reserved with additional valuation allowances. The 0.5% expense in 2010, relates to an adjustment to the provision recorded at the end of 2009 to the tax return as filed. All net deferred tax assets created in 2010 were fully reserved with additional valuation allowances. Excluding the effects of these items, our 2011 and 2010 effective tax rates would have been 38.8% and 35.6% for each year, respectively.

Liquidity and Capital Resources

Our principal source of liquidity is cash flow generated by operations, supplemented by borrowings under our credit facility. This cash generating capability provides us with financial flexibility in meeting operating and investing needs. Our primary capital requirements are to fund working capital needs, and to meet required debt payments, including debt service payments on our credit facilities and fund capital expenditures.

2010 Rights Offering

On January 29, 2010, the Company filed Amendment No. 1 to the Registration Statement on Form S-1 filed on December 24, 2009 relating to a previously announced offering of rights to purchase 20,382,326 shares of the Company’s common stock with an aggregate value of approximately $30.6 million. The registration statement relating to the rights offering was declared effective by the United States Securities and Exchange Commission on February 10, 2010, and the Company distributed to each holder of record of the Company’s common stock as of close of business on February 8, 2010, at no charge, one (1) non-transferable subscription right for every one and three-quarters (1.75) shares of common stock held by such holder under the basic subscription privilege. Each whole subscription right entitled its holder to purchase one share of PGT’s common stock at the subscription price of $1.50 per share. The rights offering also contained an over-subscription privilege that permitted all basic subscribers to purchase additional shares of the Company’s common stock up to an amount equal to the amount available to each such holder under the basic subscription privilege. Shares issued to each participant in the over-subscription were determined by calculating each subscriber’s percentage of the total shares over-subscribed, multiplied by the number of shares available in the over-subscription privilege. The rights offering expired on March 12, 2010.

The rights offering was 90.0% subscribed resulting in the Company distributing 18,336,368 shares of its common stock, including 15,210,184 shares under the basic subscription privilege and 3,126,184 under the over-subscription privilege, representing a 74.6% basic subscription participation rate. There were requests for 3,126,184 shares under the over-subscription privilege representing an allocation rate of 100% to each over-subscriber. Of the 18,336,368 shares issued, 13,333,332 shares were issued to JLL Partners Fund IV (“JLL”) the Company’s majority stockholder, including 10,719,389 shares issued under the basic subscription privilege and 2,613,943 shares issued under the over-subscription privilege. Prior to the rights offering, JLL held 18,758,934 shares, or 52.6%, of the Company’s outstanding common stock. With the completion of the rights offering, the Company had 54,005,439 total shares of common stock outstanding of which JLL held 59.4%.

Net proceeds of $27.5 million from the 2010 rights offering were used to repay a portion of the outstanding indebtedness under our amended credit agreement in the amount of $15.0 million, and for general corporate purposes in the amount of $12.5 million.

Consolidated Cash Flows

Operating activities. The increase in sales in the first quarter of 2013 resulted in an increase in working capital of $4.4 million, mainly in accounts receivable whose aging remains strong. As a result, cash provided by operating activities during the quarter was $1.9 million, compared to $4.0 million in the first three months of 2012. Disbursements to vendors were higher in the first quarter of 2013 compared to 2012, due to higher sales. Personnel related expenses were higher in the first quarter of 2013 compared to 2012, due to higher sales and incentive compensation.

	Direct Cash Flows
	Three Months Ended
	March 31, 2012	March 30, 2013
	(in millions)
Collections from customers	$38.5	$46.3
Other collections of cash	0.4	0.4
Disbursements to vendors	(22.4)	(29.9)
Personnel related disbursements	(11.8)	(14.0)
Income taxes paid	—	(0.1)
Debt service costs (interest)	(0.7)	(0.8)

Cash (used in) provided by operations	$4.0	$1.9

Cash provided by operating activities was $23.2 million for 2012 compared to cash used in operating activities of $1.7 million for 2011, and cash provided by operations of $12.3 million in 2010. The increase in cash flows from operations between 2012 and 2011 was due mainly to a reduction in the cash paid for consolidation of approximately $4.1 million and a reduction of cash paid for 2011 manufacturing inefficiencies of $4.0 million. Also contributing to the increase in cash was savings from consolidation of $3.0 million, savings from reduced excess material and scrap of $4.7 million, and increased cash related to increased sales and net profit in 2012. The decrease in cash from operations between 2011 and 2010 was due mainly to additional cash paid for the consolidation of approximately $10 million and the impact of the tax refund of $3.7 million received during 2010.

	Direct Operating Cash Flows
	2010	2011	2012
	(in millions)
Collections from customers	$178.0	$169.8	$178.1
Other cash collections	2.6	3.4	2.3
Disbursements to vendors	(106.5)	(107.8)	(98.1)
Personnel related disbursements	(61.2)	(64.4)	(56.0)
Debt service costs (interest)	(4.3)	(2.7)	(2.8)
Other cash activity, net	3.7	—	(0.3)

Cash (used in) provided by operations	$12.3	$(1.7)	$23.2

Other cash activity, net, includes $3.7 million in federal and state tax refunds in the year ended January 1, 2011. The majority of other cash collections are from scrap aluminum sales.

Days sales outstanding (DSO), which we calculate as accounts receivable divided by quarterly average daily sales, was 32 days at March 30, 2013, compared to 33 days at March 31, 2012, and 32 days on December 29, 2012, compared to 39 days on December 31, 2011, and 42 days on January 1, 2011. The decrease in DSO from 2011 to 2012 is the result of improved collection efforts and improved market conditions.

Inventory on hand as of March 30, 2013, increased $1.2 million compared to March 31, 2012. Inventory turns during the first three months of 2013 decreased to 10.0 from 10.3 for the first three months of 2012.

Inventory on hand as of December 29, 2012, was $11.5 million, a decrease of $0.1 million as compared to December 3, 2011, while sales increased 4.3%. Inventory turns for the year ended December 29, 2012, decreased to 9.7 from 10.9 as compared to the year ended December 31, 2011. Inventory turns for the year ended December 31, 2011 decreased to 10.9 from 11.2 as compared to the year ended January 1, 2011.

Our inventory consists principally of raw materials purchased for the manufacture of our products and limited finished goods inventory as all products are customer, made-to-order products. Our inventory levels are more closely aligned with our number of product offerings rather than our level of sales. We have maintained our inventory level to have (i) raw materials required to support new product launches; (ii) a sufficient level of safety stock on certain items to ensure an adequate supply of material given a sudden increase in demand and our short lead-times; and (iii) adequate lead times for raw materials purchased from overseas suppliers in bulk supply.

Management monitors and evaluates raw material inventory levels based on the need for each discrete item to fulfill short-term requirements calculated from current order patterns and to provide appropriate safety stock. Because all our products are made-to-order, we have only a small amount of finished goods and work in progress inventory. Because of these factors, our inventories are not excessive, and we believe the value of such inventories will be realized.

Investing activities. Cash provided by for investing activities was $6.8 million for the first three months of 2013, compared to cash used for investing activities of $0.9 million for the first three months of 2012. The increase of $7.7 million in cash provided by investing activities was due to proceeds from the sale of the Salisbury, North Carolina facility, of $7.5 million, during the first quarter of 2013, along with lower capital additions.

Cash used in investing activities was $3.3 million for 2012 compared to cash used in investing activities of $1.8 million for 2011. The increase in cash used in investing activities was due to an increase in capital spending of $0.3 million along with a decrease in proceeds from sale of assets for $1.2 million.

Cash used in investing activities was $1.8 million for 2011 compared to cash used in investing activities of $6.0 million for 2010. The decrease in cash used in investing activities was due to a decrease in capital spending of $2.4 million for the 2010 purchase of assets related to the Hurricane Window & Door Factory acquisition along with the proceeds from sale of assets for $1.6 million and the impact of net cash used for excess margin returns for settlements of forward contracts related to our aluminum hedging program. This was offset by an increase in other capital purchases of $0.3 million.

Financing activities. Cash used in financing activities was $13.1 million in the first three months of 2013, due to a $7.5 million prepayment of debt and $6.1 million for stock repurchases. This was offset by exercises of stock options totaling $0.5 million. Cash used in financing activities was less than $0.1 million in the first three months of 2012, from payments of capital leases.

Cash used in financing activities was $12.1 million in 2012. We prepaid an additional $8.0 million of our long term debt, paid $3.9 million for stock repurchases, and paid $0.1 million of deferred financing cost related to an amendment to our credit agreement.

Cash used in financing activities was $7.6 million in 2011. During 2011, we refinanced our debt and reduced the interest rate by 100 basis points. We also prepaid an additional $4.5 million of our long term debt and paid $3.0 million of deferred financing cost related to the refinancing.

Debt Covenant. In accordance with the Credit Agreement (defined below) we are required to meet certain financial covenants, the most restrictive of which is a maximum ratio of Total Funded Debt to Consolidated EBITDA for the trailing four quarters. This maximum ratio decreases during the term of the agreement from 4.5X to 2.0X. Consolidated EBITDA as defined in the agreement is determined as follows: Consolidated net income/(loss) plus interest expense (net of interest income), income taxes, depreciation, amortization, as well as other non-recurring items such as restructuring charges, plant consolidation costs, manufacturing inefficiencies incurred with plant consolidations, and non-cash stock compensation. We closely monitor compliance with our various debt covenants. As of March 30, 2013 and December 29, 2012, we were in compliance and expect to be in the future.

Capital Resources. On June 23, 2011, PGT Industries, Inc. entered into a credit agreement (the “Credit Agreement”) with three lenders; General Electric Capital Corporation, GE Capital Financial, Inc., and SunTrust Bank. The Credit Agreement provides for a $15.0 million revolving credit facility, a $48.0 million term loan facility, of which $30 million was outstanding as of March 30, 2013, and an uncommitted incremental facility in an amount of up to $25.0 million. The revolving credit facility commitment and the term loans under the Credit Agreement will mature five years from the date of the execution of the Credit Agreement. As of March 30, 2013, there were $1.1 million of letters of credit outstanding and $13.9 million available on the revolver.

The Credit Agreement imposes certain restrictions on us, including restrictions on our ability to: incur debt or provide guarantees; grant or suffer to exist liens; sell certain material assets; pay dividends or make other distributions in respect of capital stock; prepay certain indebtedness, make loans, advances, investments and acquisitions; change our line of business; engage in affiliate transactions; consummate mergers, consolidations or other fundamental transactions; and enter into agreements with negative pledge clauses. The Credit Agreement also requires us to maintain certain minimum interest coverage ratios and maximum leverage ratios, which are tested at the end of each fiscal quarter. We were in compliance with all covenants as of March 30, 2013 and December 29, 2012.

PGT, Inc. has unconditionally guaranteed all loans and other obligations under the Credit Agreement and related documents, and such guarantee is secured by a lien on substantially all of the assets of our wholly owned subsidiary, PGT Industries, Inc., subject to certain limitations. PGT, Inc. has no operations or assets independent of its subsidiary.

During 2013, an optional prepayment of $7.5 million was made in January of 2013, which reduced our gross debt to $30.0 million at that time. Accordingly, no mandatory payments are required until April 2016. Contractual future maturities of long-term debt as of March 30, 2013, are as follows:

(in millions)
Remainder of 2013	$—
2014	—
2015	—
2016	30.0

Total	$30.0

Capital Expenditures. Capital expenditures vary depending on prevailing business factors, including current and anticipated market conditions. For the first three months of 2013, capital expenditures were $0.6 million, compared to $0.9 million for the first three months of 2012. We expect to spend nearly $7.3 million on capital expenditures in 2013, including continuing capital expenditures related to the new enterprise resource planning (“ERP”) system and new product and manufacturing initiatives. We anticipate that cash flows from operations and liquidity from the revolving credit facility, if needed, will be sufficient to execute our business plans.

Capital expenditures vary depending on prevailing business factors, including current and anticipated market conditions. For 2012, capital expenditures were $3.8 million, compared to $3.5 million for 2011. We anticipate that cash flows from operations and liquidity from the revolving credit facility will be sufficient to execute our business plans.

Hedging. We enter into aluminum forward contracts to hedge the fluctuations in the purchase price of aluminum extrusion we use in production. We enter into these contracts by trading on the London Metal Exchange (“LME”). We trade on the LME using an international commodities broker that offers global access to all major markets. We maintain a $2.0 million line of credit with our commodities broker to cover the liability position of open contracts for the purchase of aluminum in the event that the price of aluminum falls. Should the price of aluminum fall to a level which causes our liability for open aluminum contracts to exceed $2.0 million, we are required to fund daily margin calls to cover the excess.

Contractual Obligations

The following summarizes our contractual obligations as of December 29, 2012 (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Current	2-3 Years	4 Years	5 Years	Thereafter
Long-term debt(1)	$44,205	$1,912	$3,860	$38,433	$—	$—
Operating leases	3,460	1,291	1,395	493	281	—
Supply agreements	1,707	1,707	—	—	—	—
Capital purchase commitments	50	50	—	—	—	—

Total contractual cash obligations	$49,422	$4,960	$5,255	$38,926	$281	$—

(1)	Includes estimated future interest expense on our long-term debt assuming the weighted average interest rate of 4.75% as of December 29, 2012, does not change.

The amounts reflected in the table above for operating leases represent future minimum lease payments under non-cancelable operating leases with an initial or remaining term in excess of one year at December 29, 2012. Purchase orders entered into in the ordinary course of business are excluded from the above table. Amounts for which we are liable are reflected on our consolidated balance sheet as accounts payable and accrued liabilities.

We are obligated to purchase certain raw materials used in the production of our products from certain suppliers pursuant to stocking programs. If all of these programs were cancelled by us, we would be required to pay $1.7 million for various materials.

At December 29, 2012, we had $1.1 million in standby letters of credit related to our worker’s compensation insurance coverage.

There were no material changes, with the exception of the $7.5 million voluntary debt prepayment of our outstanding balance during the first quarter of 2013.

Significant Accounting Policies and Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. Significant accounting policies are those that are both important to the accurate portrayal of a Company’s financial condition and results and require subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We identified our significant accounting policies in our audited financial statements incorporated by reference herein. We make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Certain estimates are particularly sensitive due to their significance to the financial statements and the possibility that future events may be significantly different from our expectations. The following is a summary of our more significant accounting estimates that require the use of judgment in preparing the financial statements.

Description	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions
Long lived assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated, based on management estimates.

If such assets are considered to be impaired, the impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell, and depreciation is no longer recorded.

Estimates made by management are subject to change and include such things as how future growth assumptions, operating and capital expenditure requirements, asset useful lives and other factors, affect forecasted cash flows associated with the long lived assets. Additionally, fair value estimates, if required, can be affected by discount rates and/or estimates of the value of similar assets.	We do not believe there is a
reasonable likelihood that there
will be a material change in the
estimates or assumptions we use
to calculate long-lived asset
impairment losses. However, if
actual results are not consistent
with our estimates and
assumptions used in estimating
future cash flows and asset fair
values, we may be exposed to
losses that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions
Allowances for doubtful accounts and notes receivable and related reserves

Losses for allowances for doubtful accounts and notes receivable and related reserves are recognized when they are probable, which requires us to make our best estimate of probable losses inherent in our receivables.	We evaluate the allowance for doubtful accounts and notes receivable based on specific identification of troubled balances and historical collection experience adjusted for current conditions such as the economic climate.	Actual collections can differ
from our estimates, requiring
adjustments to the allowances.
A 10% difference between
actual losses and estimated
losses derived from the
estimated reserve for accounts
and notes receivable would
impact net income by
approximately $0.2 million.

Indefinite lived Intangibles

The impairment evaluation of the carrying amount of intangible assets with indefinite lives (which for us is our trade names) is conducted annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by comparing the carrying amount of these assets to their estimated fair values. If the estimated fair value is less than the carrying amount of the intangible asset, then an impairment charge is recorded to reduce the asset to its estimated fair value. The estimated fair value is determined using the relief from royalty method that is based upon the discounted projected cost savings (value) attributable to ownership of our trade names, our only indefinite lived intangible assets.

In estimating fair value, the method we use requires us to make assumptions, the most material of which are net sales projections attributable to products sold with these trade names, the anticipated royalty rate we would pay if the trade names were not owned (as a percent of net sales), and a weighted average discount rate. These assumptions are subject to change based on changes in the markets in which these products are sold, which impact our projections of future net sales and the assumed royalty rate. Factors affecting the weighted average discount rate include assumed debt to equity ratios, risk-free interest rates and equity returns, each for market participants in our industry.

Our year-end test of trade names, performed as of December 29, 2012, utilized a weighted average royalty rate of 4.0% and a discount rate of 14.3%. Net sales used in the analysis were based on historical experience and a modest growth in future years.

Actual results can differ from
our estimates, requiring
adjustments to our assumptions.
The result of these changes
could result in a material change
in our calculation and an
impairment of our trade names.

As of December 29, 2012, the
estimated fair value of the trade
names exceeded book value by
approximately 47% or
$18.0 million. We believe our
projected sales are reasonable
based on, among other things,
available information regarding
our industry. We also believe
the royalty rate is appropriate.
The weighted average discount
rate is impacted by current
financial market trends and will
remain dependent on such trends
in the future. Absent offsetting
changes in other factors, a 1%
increase in the discount rate
would decrease the estimated
fair value of our trademarks by
approximately $4.3 million but
would not result in impairment.

Description	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions
Warranty

We have warranty obligations with respect to most of our manufactured products. Obligations vary by product components. The reserve for warranties is based on our assessment of the costs that will have to be incurred to satisfy warranty obligations on recorded net sales.	The reserve is determined after assessing our warranty history and specific identification of our estimated future warranty obligations.	Changes to actual warranty claims incurred could have a material impact on our estimated warranty obligations.

Self-Insurance Reserves

We are primarily self-insured for employee health benefits and for years prior to 2010 for workers’ compensation. For 2012, 2011 and 2010 we are fully insured with respect to workers’ compensation.	Our workers’ compensation reserves, for the self-insured periods 2009 and prior are accrued based on third-party actuarial valuations of the expected future liabilities. Health benefits are self-insured by us up to pre-determined stop loss limits. These reserves, including incurred but not reported claims, are based on internal computations. These computations consider our historical claims experience, independent statistics, and trends.	Changes to actual workers’ compensation or health benefit claims incurred and interest rates could have a material impact on our estimated self- insurance reserves.

Stock-Based Compensation

We utilize a fair-value based approach for measuring stock-based compensation to recognize the cost of employee services received in exchange for our Company’s equity instruments. We determine the fair value of our stock option awards at the date of grant using the Black-Sholes model.

We record compensation expense over an award’s vesting period based on the award’s fair value at the date of grant. Our awards vest based only on service conditions and compensation expense is recognized on a straight-line basis for each separately vesting portion of an award.

Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, expected dividend yield, future employee forfeiture rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate.

Stock-based compensation expense is recognized only for those awards that are ultimately expected to vest, and we have applied an estimated forfeiture rate to unvested awards for the

We do not believe there is a
reasonable likelihood there will
be a material change in the
future estimates or assumptions
we use to determine stock-based
compensation expense.

However, if actual results are
not consistent with our estimates
or assumptions, we may be
exposed to changes in stock-
based compensation expense
that could be material.

A 10% change in our stock-
based compensation expense for
the year ended December 29,
2012, would have affected net
income by approximately
$0.1 million.

Description	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions
purpose of calculating compensation cost. These estimates, based mostly on historical experience, will be revised in future periods if actual forfeitures differ from the estimates. Changes in forfeiture estimates impact compensation cost in the period in which the change in estimate occurs.

Recently Issued Accounting Standards

In December 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-11 Disclosures about Offsetting Assets and Liabilities. Subsequently, in February 2013, the FASB issued ASU 2013-1, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. These updates amended the guidance related to disclosures about offsetting assets and liabilities, including recognized financial instruments and derivatives. The provisions of the amended guidance were effective for us beginning in the first quarter of 2013. We do not expect the adoption of the provisions of the guidance to have a material impact on our disclosures.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The guidance amends the requirements of ASC 220, Comprehensive Income. The goal behind the amendments is to improve the transparency of reporting reclassifications out of accumulated other comprehensive income. It does not change current requirements for reporting net income or other comprehensive income in the financial statements. The provisions of the guidance were effective for us beginning in the first quarter of 2013. We do not expect the adoption of the provisions of the guidance to have a material impact on our disclosures.

DIRECTORS AND EXECUTIVE OFFICERS

Information with respect to our directors and executive officers, as of the date hereof, is set forth below:

Name	Age	Position
Rodney Hershberger	56	President, Chief Executive Officer and Director
Jeffrey T. Jackson	47	Executive Vice President of Operations and Chief Financial Officer
Mario Ferrucci III	50	Vice President and General Counsel
Todd Antonelli	40	Vice President—Sales and Marketing
David McCutcheon	47	Vice President—Supply Chain
Deborah L. LaPinska	51	Vice President—Customer Relations
Monte Burns	53	Vice President—Operations
Daniel Agroskin	36	Director
Alexander R. Castaldi	63	Director
Richard D. Feintuch*	60	Director
Eugene Hahn	37	Director
Paul S. Levy	65	Chairman and Director
M. Joseph McHugh*	75	Director
Brett N. Milgrim	44	Director
William J. Morgan*	66	Director
Floyd F. Sherman*	73	Director
Randy L. White*	67	Director

*	Denotes director about whom the Board of Directors has made an affirmative determination regarding independence.

Rodney Hershberger, President, Chief Executive Officer, and Director. Mr. Hershberger, a co-founder of PGT Industries, Inc., has served our Company for over 32 years. Mr. Hershberger was named President and Director in 2004 and became our Chief Executive Officer in March 2005. In 2003, Mr. Hershberger became Executive Vice President and Chief Operating Officer and oversaw our Company’s Florida and North Carolina operations, sales, marketing, and engineering groups. Previously, Mr. Hershberger led the manufacturing, transportation, and logistics operations in Florida and served as vice president of customer service.

Jeffrey T. Jackson, Executive Vice President and Chief Financial Officer. Mr. Jackson joined PGT in November 2005 and helped lead our Company’s IPO in 2006. Mr. Jackson is responsible for all aspects of our Company’s operations from Supply Chain to Manufacturing and our Chief Financial Officer. Prior to joining us, he served in various Executive Management roles, including Division Chief Financial Officer, Vice President Corporate Controller, and Senior Vice President of Operations. Mr. Jackson earned a B.B.A. from the University of West Georgia and is a Certified Public Accountant in both Georgia and California. Mr. Jackson currently serves on the Board of Directors of Loar Group and is also Chairman of its audit committee.

Mario Ferrucci III, Vice President—General Counsel. Mr. Ferrucci joined PGT in April 2006 and is responsible for PGT’s Corporate Governance and Compliance as well as our Engineering, Information Systems, and Code Compliance departments, and our Strategic Planning process. Previously an employee of Skadden, Arps, Slate, Meagher & Flom LLP, and Walker Digital, LLC. Mr. Ferrucci graduated magna cum laude from Widener University School of Law, earning an M.A.A.B.T. from the University of Connecticut and B.A. from Colby College. He is a member of the Delaware Bar Association.

Todd Antonelli, Vice President—Sales and Marketing. Mr. Antonelli joined PGT in 2012 as Vice President of Sales and Marketing. He has over 16 years of sales and marketing experience in the building construction industry. Prior to joining us, Mr. Antonelli held increasing sales responsibilities with the Masco Corporation, which he joined in 2001. Mr. Antonelli earned a B.A. from California State University and an M.B.A. from California Lutheran University.

David McCutcheon, Vice President—Supply Chain. Mr. McCutcheon joined PGT in 1997. He directs Strategic Purchasing, Materials Management, and Transportation Logistics. Mr. McCutcheon has over fifteen years of management experience in Manufacturing Operations and Engineering. Mr. McCutcheon earned a B.S. in Electrical Engineering from Purdue University and an M.B.A. from The Ohio State University.

Deborah L. LaPinska, Vice President—Customer Relations. Ms. LaPinska joined PGT in 1991 and has held increasing responsibilities during her career, currently serving as Vice President of Customer Relations. She led customer service, transportation, sales, marketing and our field service departments. Ms. LaPinska earned a B.A. in Business Management from Eckerd College.

Monte Burns, Vice President— Operations. Mr. Burns joined PGT in 1981 and held increasing responsibilities within our Company. He currently serves as Vice President of manufacturing. During his tenure, Mr. Burns has been responsible for operations in PGT’s Salisbury, NC plant, Area Leader of Glass operations in our Florida facility and Business Unit Manager.

Daniel Agroskin, Director. Mr. Agroskin became a director in 2007. Mr. Agroskin is a Managing Director of JLL Partners, Inc., which he joined in 2005. Mr. Agroskin also serves as a director of Patheon Inc., Builders FirstSource, Inc., American Dental Partners, Inc., and Medical Card System, Inc.

Alexander R. Castaldi, Director. Mr. Castaldi became a director in 2004. Mr. Castaldi is a Managing Director of JLL Partners, Inc., which he joined in 2003, and was previously a chief financial officer of three management buyouts.

Richard D. Feintuch, Director. Mr. Feintuch became a director in 2006. Mr. Feintuch was a partner of the law firm Wachtell, Lipton, Rosen & Katz from 1984 until his retirement in 2004, specializing in mergers and acquisitions, corporate finance, and the representation of creditors and debtors in large restructurings.

Eugene Hahn, Director, Mr. Hahn became a Director in 2012. Mr. Hahn is a Managing Director of JLL Partners, Inc., which he joined in 2006. Previously, Mr. Hahn spent four years at Warburg Pincus LLC focused on investments in a variety of industries as well as two years at Lazard Frères & Co. LLC in the mergers and acquisitions group.

Paul S. Levy, Chairman and Director. Mr. Levy became a director in 2004. Mr. Levy is a Managing Director of JLL Partners, Inc., which he founded in 1988. Mr. Levy serves as a director of several companies, including IASIS Healthcare Corporation, J. G. Wentworth, LLC, Ross Education, LLC, Education Affiliates, Inc., ACE Cash Express, Inc., MCS Holdings, Inc., Patheon Inc., American Dental Partners, Inc., Loar Group, LLC, and Builders FirstSource, Inc.

M. Joseph McHugh, Director. Mr. McHugh became a director in 2006. Mr. McHugh served as President and Chief Operating Officer of Triangle Pacific Corp., a leading manufacturer of hardwood flooring and kitchen cabinets, until his retirement in 1998. Previously, Mr. McHugh held a variety of positions at Triangle Pacific in operations and finance, including Vice President—Finance and Treasurer, Executive Vice President—Finance and Administration, and Senior Executive Vice President.

Brett N. Milgrim, Director. Mr. Milgrim became a director in 2003. Mr. Milgrim is a director of Builders FirstSource, Inc., and was a Managing Director of JLL Partners, Inc., which he joined in 1997, until his retirement in 2011. The Board understands that Mr. Milgrim is extremely knowledgeable regarding all aspects of corporate finance and the capital markets, and this knowledge is of critical importance to the Company and its stockholders.

William J. Morgan, Director. Mr. Morgan became a director in 2007. Mr. Morgan is a retired partner of the accounting firm KPMG LLP (“KPMG”) where he served clients in the industrial and consumer market practices. From 2004 until 2006, he was the Chairman of KPMG’s Audit Quality Council and, from 2002 until 2006, he was a member of its Independence Disciplinary Committee. Mr. Morgan is a member of the board of directors of Barnes Group, Inc. and is the Lead Director and Chairman of its Audit Committee and is also a member of the Executive and Corporate Governance Committees.

Floyd F. Sherman, Director. Mr. Sherman became a director in 2005. Mr. Sherman is President, Chief Executive Officer, and a director of Builders FirstSource, Inc., a leading supplier and manufacturer of structural and related building products for residential new construction.

Randy L. White, Director and Former Chief Executive Officer. Mr. White became a director in 2004. Mr. White has served on the Board of Directors of our subsidiary since 1996 and became president in 1997. Mr. White resigned as president in 2005.

SELLING STOCKHOLDER

The following table sets forth information as of May 3, 2013 with respect to the beneficial ownership of our common stock by the selling stockholder and the number of shares of common stock that will be beneficially owned by the selling stockholder immediately after the offering contemplated by this prospectus supplement and the concurrent share repurchase. The selling stockholder may be deemed to be an underwriter within the meaning of the Securities Act. The selling stockholder is selling all of the shares in this offering.

For a discussion of certain relationships between us and the selling stockholder see “Certain Relationships and Related Transactions” in our Proxy Statement on Schedule 14A for the 2013 annual meeting of our stockholders, which section of the Proxy Statement is incorporated by reference into this prospectus supplement.

Except as otherwise indicated in the footnotes to this table, the beneficial owner listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

	Shares Beneficially Owned Before the Offering and After the Offering
Name of Beneficial Owner	Number	Percent Before the Offering*	Shares Offered Hereby	Shares Subject to Option	Shares Subject to Repurchase	Shares Beneficially Owned After the Offering and the Share Repurchase		Percentage After the Offering and the Share Repurchase
						Without Option	With Option	Without Option	With Option
JLL Partners Fund IV, L.P.(1)	32,092,267	61.5%	11,000,000	1,650,000	6,791,171	14,301,096	12,651,096	31.5%	27.9%

*	Based on 52,175,911 shares of common stock outstanding as of May 3, 2013.
(1)	JLL Partners Fund IV, L.P. is the direct record and beneficial owner of 32,092,267 shares of our common stock. Messrs. Agroskin, Castaldi, Hahn, and Levy, are all affiliates of JLL Partners, Inc. Mr. Levy is the managing member of JLL Associates G.P. IV, L.L.C., the general partner of JLL Associates IV, L.P., which in turn is the general partner of JLL Partners Fund IV, L.P. As a result, Mr. Levy may be deemed to beneficially own all of the shares of common stock owned by JLL Partners Fund IV, L.P., and to have shared voting or investment power over the shares of common stock offered and owned by JLL Partners Fund IV, L.P. JLL Partners Fund IV, L.P., JLL Associates IV, L.P., JLL Associates G.P. IV, L.L.C. and Mr. Levy are referred to as the “JLL Reporting Persons”. Messrs. Agroskin, Castaldi, and Hahn, disclaim any beneficial ownership of our common stock owned by JLL Partners Fund IV, L.P. Mr. Levy has a pecuniary interest in only a portion of the shares set forth above. The principal business address of JLL Reporting Persons is 450 Lexington Avenue, 31st Floor, New York, New York 10017.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of certain U.S. federal income tax consequences relating to the purchase, ownership, and disposition of our common stock by non-U.S. holders (as defined below) that purchase our common stock in this offering and hold such common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, and different interpretations.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to specific non-U.S. holders in light of their particular circumstances or to non-U.S. holders subject to special treatment under U.S. federal income tax laws (such as banks or other financial institutions, insurance companies, tax-exempt organizations, foreign governments, controlled foreign corporations, passive foreign investment companies, retirement plans, entities that are treated as partnerships for U.S. federal income tax purposes, dealers in securities or currencies, brokers, U.S. expatriates, non-U.S. holders who have acquired our common stock as compensation or otherwise in connection with the performance of services, or non-U.S. holders that acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment).

This discussion does not address the state, local, non-U.S. tax or U.S. federal alternative minimum tax consequences or any U.S. federal tax consequences other than U.S. federal income tax consequences (such as estate and gift tax consequences and the Medicare tax on certain investment income) relating to the purchase, ownership, and disposition of our common stock. You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in our common stock, as well as the applicability and effect of any state, local, or non-U.S. tax laws.

As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our common stock that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust and is not:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation organized under the laws of the United States, any state thereof, or the District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (b) that has in effect a valid election under applicable Treasury regulations to be treated as a U.S. person.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of the partnership and its partners generally depends on the status of the partner and the activities of the partnership. If you are an entity or arrangement treated as partnership for U.S. federal income tax purposes considering an investment in our common stock, or a partner in such entity, you should consult your tax advisor as to the particular U.S. federal income tax consequences of an investment in our common stock that are applicable to you.

EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME, AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON STOCK.

Distributions on Common Stock

If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), the excess amount generally will be treated first as a tax-free return of capital, on a share by share basis, to the extent of the non-U.S. holder’s tax basis in our common stock, and then as capital gain from the sale or exchange of common stock (as discussed below under “Sale, Exchange, or Other Taxable Disposition of Common Stock”).

Distributions treated as dividends paid by us to a non-U.S. holder will generally be subject to U.S. federal withholding tax at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax and the non-U.S. holder provides us with an IRS Form W-8BEN certifying its entitlement to the benefit of such treaty, or (ii) the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides us with an applicable IRS Form W-8. In the case of dividends described in clause (ii) of the preceding sentence, a non-U.S. holder will generally be subject to U.S. federal income tax with respect to such dividends on a net income basis at the regular graduated rates applicable to an generally in the same manner as a U.S. person, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax on its after-tax effectively connected earnings and profits, subject to adjustments, at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty and does not provide an IRS Form W-8BEN prior to the date of payment, such non-U.S. Holder may obtain a refund or credit of any excess amount withheld by filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.

Sale, Exchange, or Other Taxable Disposition of Common Stock

Generally, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange, or other taxable disposition of our common stock unless:

•

such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, or other taxable disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a flat rate of 30% (or a lower applicable treaty rate) on such gain, which may be offset by certain U.S. source capital losses,

•

the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable treaty, the gain is attributable to such non-U.S. holder’s permanent establishment or fixed base in the United States), in which case the gain will be taxed on a net income basis at the regular graduated rates applicable to and generally in the same manner as a U.S. person, and if such non-U.S. holder is a corporation it may also be subject to a branch profits tax at a rate of 30% (or a lower applicable treaty rate) of its effectively connected earnings and profits, subject to adjustments, or

•

we are or have been a “United States real property holding corporation” at any time within the shorter of the five-year period ending on the date of such sale, exchange, or other taxable disposition or the period that such non-U.S. holder held our common stock and either (a) our common stock was not regularly traded on an established securities market at any time during the calendar year in which the sale, exchange or other disposition occurs, or (b) such non-U.S. holder owns or owned (actually or constructively) more than five percent of our common stock at any time during the preceding five years. We have determined that we are not currently a United States real property holding corporation.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends. Backup withholding (at the then applicable rate) and related information reporting may also apply to dividends and the proceeds from a sale or other disposition of our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. person under penalties of perjury or otherwise establishes an exemption and certain other conditions are satisfied.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act (“FATCA”)

After December 31, 2013, withholding at a rate of 30% will be required on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale or other disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the U.S. government to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to the foregoing withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the IRS. Non-U.S. holders should consult their tax advisors regarding the possible implications of these rules with respect to their investment in our common stock.

UNDERWRITING

Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Raymond James & Associates, Inc. and RBC Capital Markets, LLC are all acting as joint book-runners for the offering and SunTrust Robinson Humphrey, Inc. is serving as a co-manager for the offering. Under the terms and subject to the conditions to be contained in an underwriting agreement, the selling stockholder has agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as representatives the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	3,575,000
Deutsche Bank Securities Inc.	3,575,000
Raymond James & Associates, Inc.	1,925,000
RBC Capital Markets, LLC	1,375,000
SunTrust Robinson Humphrey, Inc.	550,000

Total	11,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,650,000 additional shares.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement. After the initial public offering the representative may change the public offering price and other selling terms.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,650,000 shares of common stock.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholder
Per Share	$7.75	$0.3875	$7.3625
Total — No Option Exercise	$85,250,000	$4,262,500	$80,987,500
Total — Full Option Exercise	$98,037,500	$4,901,875	$93,135,625

We have engaged Solebury Capital LLC, or Solebury, a FINRA member, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. Upon the successful completion of this offering, Solebury will be paid a transaction fee of $175,000 and reimbursed for expenses, and, in our discretion, an additional incentive fee of up to $50,000. Solebury is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Solebury will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

We estimate that our out of pocket expenses for this offering will be approximately $2 million. The underwriters have agreed to reimburse the Company for certain expenses up to a maximum of $250,000 in the aggregate in connection with the offering.

We, our executive officers, our directors, and the selling stockholder have entered into lock-up agreements with the underwriters. Under these lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written consent of the representatives, offer, sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase, or otherwise dispose of or agree to dispose of, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or warrants or other rights to purchase our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. Although they have advised us that they have no intention or understanding to do so, at any time and without public notice, the representatives may, in their sole discretion, release some or all of the affected securities from these lock-up agreements.

If during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day lock-up period and ends on the last day of the 90-day lock-up period, we issue an earnings release; or material news or a material event relating to us occurs; or prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day lock-up period, then the 90-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs; provided, however, that this foregoing proviso shall not apply if the research published or distributed with respect to the Company is issued in compliance with or pursuant to Rule 139 of the Securities Act of 1933, as amended, and the Company’s securities are “actively traded” as such term is defined in Rule 101(c)(1) of Regulation M of the Exchange Act.

We and selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option. In a naked short position, the number of shares involved is greater than the number of shares in the option. The underwriters may close out any covered short position by either exercising their option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option. If the underwriters sell more shares than could be covered by the option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. From time to time, the underwriters and their respective affiliates have directly and indirectly provided investment banking, commercial banking and financial advisory services to us for which they have received customary compensation and expense reimbursement. The underwriters and their affiliates may in the future provide similar services.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold, a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and actively trade, debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Affiliates of SunTrust Robinson Humphrey, Inc. are agents and lenders under our credit agreement and are expected to be agents and lenders under our new credit facility.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of common stock which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by us for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an offer to the public in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of our common stock as contemplated in this prospectus supplement and the accompanying prospectus. Accordingly, no purchaser of our common stock, other than underwriters, is authorized to make any further offer of our common stock on our behalf or on behalf of the underwriters.

United Kingdom

Each underwriter has represented and agreed that:

(a) (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the shares of common stock other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares of common stock would otherwise constitute a contravention of Section 19 of the FSMA by us;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the shares being offered pursuant to this prospectus supplement and the accompanying prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus supplement, the accompanying prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus supplement and the accompanying prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus supplement and the accompanying prospectus do not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus supplement and the accompanying prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered and sold in this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, which is acting as counsel to us and the selling stockholder. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel LLP.

EXPERTS

The consolidated financial statements of PGT, Inc. appearing in PGT, Inc.’s Annual Report (Form 10-K) for the year ended December 29, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including PGT, Inc.

The SEC allows us to “incorporate by reference” information into this prospectus supplement and any accompanying prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus supplement, and information filed with the SEC subsequent to this prospectus supplement and prior to the termination of the particular offering referred to in such prospectus supplement will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus supplement and any accompanying prospectus the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Annual Report on Form 10-K for the fiscal year ended December 29, 2012, filed on March 1, 2013;

•	Quarterly Report on Form 10-Q for the quarter ended March 30, 2012, filed on May 3, 2013;

•	Current Reports on Form 8-K filed on January 8, 2013, January 14, 2013, January 24, 2013, May 6, 2013 and May 17, 2013;

•	The definitive proxy statement on Schedule 14A filed on April 1, 2013; and

•	The description of our common stock set forth in our registration statement on Form 8-A filed on June 16, 2006, and any amendment or report filed for the purpose of updating such description.

We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus supplement and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus supplement from the respective dates of filing of those documents.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus supplement is delivered, a copy of any and all of the documents which are incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement (other than exhibits unless such exhibits are specifically incorporated by reference in such documents).

You may request a copy of these documents by writing or telephoning us at 1070 Technology Drive, Attn: Secretary, North Venice, Florida 34275 or at (941) 480-1600.

PROSPECTUS

PGT, INC.

32,092,267 Shares of

COMMON STOCK

Selling stockholders to be named in a prospectus supplement may offer, from time to time, up to 32,092,267 shares of the common stock of PGT, Inc. To the extent that any selling stockholder resells any securities, the selling stockholder may be required to provide you with this prospectus and a prospectus supplement identifying and containing specific information about the selling stockholder and the number and terms of the securities being offered.

This prospectus describes some of the general terms that may apply to sales of our common stock. We will provide the specific prices and terms of these sales in one or more supplements to this prospectus at the time of the offering. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

The selling stockholders may offer and sell these securities through underwriters, dealers or agents or directly to purchasers, on a continuous or delayed basis. The securities may also be resold by selling stockholders. The prospectus supplement for each offering will describe in detail the plan of distribution for that offering and will set forth the names of any underwriters, dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement or a free writing prospectus.

Our common stock is traded on the NASDAQ Global Market under the symbol “PGTI.” On May 8, 2013, the last reported sale price of our common stock on the NASDAQ Global Market was $8.60.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 2 before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 10, 2013.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under the shelf process, the selling stockholders may, from time to time, sell common stock in one or more offerings.

Each time the selling stockholders sell shares of our common stock you will be provided a supplement to this prospectus that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read both this prospectus and any accompanying prospectus supplement or other offering materials, together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and, therefore, file reports and other information with the SEC. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

You should not assume that the information in this prospectus, any prospectus supplement or any other offering materials is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since then.

In this prospectus, unless otherwise specified or the context requires otherwise, we use the terms the “Company,” “we,” “us” and “our” to refer to PGT, Inc. and its wholly-owned subsidiary, PGT Industries, Inc.

ii

SUMMARY

This is only a summary and may not contain all the information that is important to you. You should carefully read both this prospectus and any accompanying prospectus supplement and any other offering materials, together with the additional information described under the heading “Where You Can Find More Information.”

Description of the Company

We are the leading U.S. manufacturer and supplier of residential impact-resistant windows and doors and pioneered the U.S. impact-resistant window and door industry. Our impact-resistant products, which are marketed under the WinGuard®, PremierVue™ and PGT Architectural Systems brand names, combine heavy-duty aluminum or vinyl frames with laminated glass to provide protection from hurricane-force winds and wind-borne debris by maintaining their structural integrity and preventing penetration by impacting objects. Impact-resistant windows and doors satisfy stringent building codes in hurricane-prone coastal states and provide an attractive alternative to shutters and other “active” forms of hurricane protection that require installation and removal before and after each storm. Combining the impact resistance of WinGuard, PremierVue™ and PGT Architectural Systems with our insulating glass creates energy efficient windows that can significantly reduce cooling and heating costs. We also manufacture non-impact resistant products in both aluminum and vinyl frames including our SpectraGuard ™ line of products. Our current market share in Florida, which is the largest U.S. impact-resistant window and door market, is significantly greater than that of any of our competitors.

The geographic regions in which we currently operate include the Southeastern U.S., Gulf Coast, Coastal mid-Atlantic, the Caribbean, Central America, and Canada. We distribute our products through multiple channels, including approximately 1,200 window distributors, building supply distributors, window replacement dealers and enclosure contractors. This broad distribution network provides us with the flexibility to meet demand as it shifts between the residential new construction and repair and remodeling end markets.

Our manufacturing facility in North Venice, Florida, produces fully-customized windows and doors. We are vertically integrated with glass, insulating, tempering and laminating facilities, which provide us with a consistent source of impact-resistant laminated and insulating glass, shorter lead times, and lower costs relative to third-party sourcing.

On December 3, 2010, we announced that our former Salisbury, North Carolina operations would be transferred to Venice, Florida to consolidate our window and door production at our Florida manufacturing facilities. This consolidation was completed during the second quarter of 2011. We believe transitioning to a centralized location has optimized our manufacturing capacity and logistics, positioning us to be a stronger company and focus on growing our share within our core wind-borne debris market area. In October 2012, we accepted an offer to sell our former Salisbury, North Carolina facility and on January 23, 2013, the sale closed for approximately $8.0 million in cash (approximately $7.5 million net of selling costs).

Our principal executive offices are located at 1070 Technology Drive, North Venice, Florida 34275 and our telephone number at that address is (941) 480-1600. Our internet address is www.pgtindustries.com. The information on, or accessible through, our website is not part of this prospectus and should not be relied upon in connection with making any investment decision with respect to the securities offered by this prospectus.

RISK FACTORS

You should consider the specific risks described in our Annual Report on Form 10-K for the year ended December 29, 2012 and in our Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2013, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, before making an investment decision. Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. See “Where You Can Find More Information.”

USE OF PROCEEDS

We will not receive any proceeds from shares of common stock that are sold pursuant to this prospectus.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, of which 52,025,249 shares were issued and outstanding as of March 30, 2013, and 10,000,000 shares of preferred stock, par value $0.01 per share, none of which were issued and outstanding as of such date.

The following is a description of our capital stock and material provisions of our certificate of incorporation, bylaws and certain provisions of applicable law. The following is only a summary and is qualified by the provisions of our certificate of incorporation, bylaws and the amended and restated security holders’ agreement, copies of which are included as exhibits to the registration statement of which this prospectus forms a part. All material provisions of such documents are described below.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

Voting rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Directors must be elected by a plurality of votes cast. Generally, all other matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock present or represented by proxy.

Dividends. Holders of common stock are entitled to receive dividends as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends.

Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors, our remaining assets will be distributed ratably among the holders of shares of common stock on a per share basis. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we will need to pay the applicable distribution to the holders of our preferred stock before distributions are paid to the holders of our common stock.

Rights and preferences. Our common stock has no preemptive, redemption, conversion, sinking fund, or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Listing

The common stock is listed on the Nasdaq Global Market under the trading symbol “PGTI.”

Preferred Stock

Our amended and restated certificate of incorporation provides that the board of directors has the authority, without action by the stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more classes or series and to fix the powers, rights, preferences, and privileges of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. Any issuance of shares of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring, or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Registration Rights

Our amended and restated security holders’ agreement with certain of our stockholders, including JLL Fund IV and certain of our executive officers, provides that, upon the request of JLL Fund IV, we will register under the Securities Act of 1933, as amended, shares of our common stock held by JLL Fund IV for sale in accordance with its intended method of disposition, and will take other actions as are necessary to permit the sale of the shares in various jurisdictions. In addition, if we register any of our equity securities either for our own account or for the account of other security holders, JLL Fund IV is entitled to notice of the registration and may include its shares in the registration, subject to certain customary underwriters’ “cut-back” provisions. All fees, costs, and expenses of underwritten registrations will be borne by us, other than underwriting discounts and selling commissions, which will be borne by each stockholder selling its shares. Our obligation to register the shares and take other actions is subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered and the duration of these rights.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring, or preventing a future takeover or change in control of our Company unless the takeover or change in control is approved by our board of directors. These provisions include the following:

Staggered Board of Directors. Our amended and restated certificate of incorporation provides for a staggered board of directors, divided into three classes, with our stockholders electing one class each year. Between stockholders’ meetings, the board of directors will be able to appoint new directors to fill vacancies or newly created directorships so that no more than the number of directors in any given class could be replaced each year and it would take three successive annual meetings to replace all directors.

Elimination of stockholder action through written consent. Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Elimination of the ability to call special meetings. Our amended and restated certificate of incorporation provides that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors, a committee of the board of directors that has been duly designated by the board of directors and whose powers and authority include the power to call such meetings, or by our chief executive officer or the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

Advance notice procedures for stockholder proposals. Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.

Removal of Directors; Board of Directors Vacancies. Our certificate of incorporation and bylaws provide that members of our board of directors may not be removed without cause. Our bylaws further provide that only our board of directors may fill vacant directorships, except in limited circumstances. These provisions would prevent a stockholder from gaining control of our board of directors by removing incumbent directors and filling the resulting vacancies with such stockholder’s own nominees.

Amendment of certificate of incorporation and bylaws. The General Corporation Law of the State of Delaware, or DGCL, provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend or repeal a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation generally requires the approval of the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote in connection with the election of directors to amend any provisions of our certificate of incorporation described in this section. Our certificate of incorporation and bylaws provide that the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote in connection with the election of directors have the power to amend or repeal our bylaws. In addition, our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

The foregoing provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of the common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Corporate Opportunities

In recognition that directors, officers, partners, members, managers and/or employees of JLL Partners, Inc. and their respective affiliates and investment funds, which we refer to as the Sponsor Entities, may serve as our directors and/or officers, and that the Sponsor Entities may engage in similar activities or lines of business that we do, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Sponsor Entities. Specifically, none of the Sponsor Entities or any director, officer, partner, member, manager or employee of the Sponsor Entities has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any Sponsor Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and the Sponsor Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director or officer of our Company who is also a director, officer, member, manager or employee of any Sponsor Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Sponsor Entity, we will not have any expectancy in such corporate opportunity unless such corporate opportunity is expressly offered to such person in his or her capacity as a director or officer of our Company.

The above provision shall automatically, without any need for any action by us, be terminated and void at such time as the Sponsor Entities beneficially own less than 15% of our shares of common stock.

In recognition that we may engage in material business transactions with the Sponsor Entities, from which we are expected to benefit, our amended and restated certificate of incorporation provides that any of our directors or officers who are also directors, officers, partners, members, managers and/or employees of any Sponsor Entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if: the transaction was fair to us and was made on terms that are not less favorable to us than could have been obtained from a bona fide third party at the time we entered into the transaction; and either the transaction was approved, after being made aware of the material facts of the relationship between each of the Company or a subsidiary thereof and the Sponsor Entity and the material terms and facts of the transaction, by (i) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction, referred to as Interested Persons or (ii) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are not interested persons; or the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding the Sponsor Entities and any interested person.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC, and its telephone number is (800) 937-5449.

SELLING STOCKHOLDERS

This prospectus relates to the possible sale of up to 32,092,267 shares of common stock by one of our stockholders, which owns a majority of the outstanding shares of our common stock and is neither a broker-dealer nor an affiliate of a broker-dealer, and its transferees, pledgees, donees or successors. The initial transactions in which the selling stockholders acquired the shares are: (i) 14,463,776 shares of common stock were acquired upon the acquisition of the Company in January 2004; (ii) 4,295,158 shares of common stock pursuant to the exercise of subscription rights and over-subscription rights in August and September 2008; and (iii) 13,333,333 shares of common stock pursuant to the exercise of subscription rights and over-subscription rights in March 2010. The issuance of shares in the January 2004 acquisition of the Company was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). The issuances of shares acquired in the subscription rights transactions were registered pursuant to Section 5 of the Securities Act. Each of these offerings has been completed and the shares of common stock acquired therein were issued and outstanding prior to March 22, 2013, the original date of filing of the Registration Statement of which this prospectus is a part. The initial purchaser of our securities, as well as its transferees, pledges, donees or successors, all of whom we refer to as “selling stockholders,” may from time to time offer and sell the securities pursuant to this prospectus and any applicable prospectus supplement.

Information about selling stockholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

PLAN OF DISTRIBUTION

Any selling stockholder may sell the securities offered by this prospectus from time to time in one or more transactions, including without limitation:

•	directly to one or more purchasers;

•	through agents;

•	to or through underwriters, brokers or dealers; or

•	through a combination of any of these methods.

In addition, the manner in which any selling stockholder may sell some or all of the securities covered by this prospectus includes, without limitation, through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

Any selling stockholder may also enter into hedging transactions. For example, any selling stockholder may:

•

enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of common stock received from any selling stockholder to close out its short positions;

•	sell securities short and redeliver such shares to close out the short positions;

•

enter into option or other types of transactions that require any selling stockholder to deliver common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or

•

loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

In addition, any selling stockholder may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement or pricing supplement, as the case may be. If so, the third party may use securities borrowed from any selling stockholder or others to settle such sales and may use securities received from any selling stockholder to close out any related short positions. Any selling stockholder may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement or pricing supplement, as the case may be. A prospectus supplement with respect to each offering of securities will state the terms of the offering of the securities, including:

•	the name or names of any underwriters or agents and the amounts of securities underwritten or purchased by each of them, if any;

•	the public offering price or purchase price of the securities and the net proceeds to be received by us from the sale;

•	any delayed delivery arrangements;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or markets on which the securities may be listed.

The offer and sale of the securities described in this prospectus by any selling stockholder, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

General

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers, agents or remarketing firms may be changed from time to time. Any selling stockholders, underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from any selling stockholders and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. Any selling stockholders will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement or pricing supplement, as the case may be.

Any selling stockholder and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Act, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by any selling stockholder or any other person. The anti-manipulation rules under the Securities Act may apply to sales of securities in the market and to the activities of any selling stockholder and any affiliates of any selling stockholder. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities. Any selling stockholder is not restricted as to the price or prices at which it may sell the securities. Sales of such securities may have an adverse effect on the market price of the securities. Moreover, it is possible that a significant number of shares of common stock could be sold at the same time, which may have an adverse effect on the market price of the securities.

We cannot assure you that any selling stockholder will sell all or any portion of the securities offered hereby.

Underwriters and Agents

If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions. These sales may be made at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market price or at negotiated prices. Any selling stockholder may offer the securities to the public through an underwriting syndicate or through a single underwriter. The underwriters in any particular offering will be mentioned in the applicable prospectus supplement or pricing supplement, as the case may be.

Unless otherwise specified in connection with any particular offering of securities, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we and the selling stockholders will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless otherwise specified in connection with any particular offering of securities. Any initial offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

Any selling stockholder may designate agents to sell the offered securities. Unless otherwise specified in connection with any particular offering of securities, the agents will agree to use their best efforts to solicit purchases for the period of their appointment. Any selling stockholder may also sell the offered securities to one or more remarketing firms, acting as principals for their own accounts or as agents for any selling stockholders. These firms will remarket the offered securities upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the offered securities. A prospectus supplement or pricing supplement, as the case may be will identify any remarketing firm and will describe the terms of its agreement, if any, with any selling stockholder and its compensation.

In connection with offerings made through underwriters or agents, any selling stockholder may enter into agreements with such underwriters or agents pursuant to which selling stockholders receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from any selling stockholder under these arrangements to close out any related open borrowings of securities.

Dealers

Any selling stockholder may sell the offered securities to dealers as principals. Any selling stockholder may negotiate and pay dealers’ commissions, discounts or concessions for their services. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with any selling stockholder at the time of resale. Dealers engaged by any selling stockholder may allow other dealers to participate in resales.

Direct Sales

Any selling stockholder may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

Institutional Purchasers

Any selling stockholder may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement or pricing supplement, as the case may be will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

Any selling stockholder will enter into such delayed contracts only with institutional purchasers that any selling stockholder approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Indemnification; Other Relationships

We or any selling stockholder may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us or any selling stockholder in the ordinary course of business. This includes commercial banking and investment banking transactions.

Market-Making, Stabilization and Other Transactions

In connection with any offering of common stock, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress for the purpose of pegging, fixing or maintaining the price of the securities.

In connection with any offering, the underwriters may also engage in penalty bids. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Fees and Commissions

In compliance with the guidelines of the Financial Industry Regulatory Authority (the “FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement or pricing supplement, as the case may be; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York will provide opinions regarding the authorization and validity of the securities. Skadden, Arps, Slate, Meagher & Flom LLP may also provide opinions regarding certain other matters. Any underwriters will also be advised about legal matters by their own counsel, which will be named in the prospectus supplement.

EXPERTS

The consolidated financial statements of PGT, Inc. appearing in PGT, Inc.’s Annual Report (Form 10-K) for the year ended December 29, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we have made or will make forward-looking statements within the meaning of Section 21E of the Exchange Act. These statements do not relate strictly to historical or current facts. Forward-looking statements usually can be identified by the use of words such as “goal”, “objective”, “plan”, “expect”, “anticipate”, “intend”, “project”, “believe”, “estimate”, “may”, “could”, or other words of similar meaning. Forward-looking statements provide our current expectations or forecasts of future events, results, circumstances or aspirations. Our disclosures in this prospects, any accompanying prospectus supplements and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may also make forward-looking statements in our other documents filed or furnished with the Securities and Exchange Commission and in oral presentations. Forward-looking statements are based on assumptions and by their nature are subject to risks and uncertainties, many of which are outside of our control. Our actual results may differ materially from those set forth in our forward-looking statements. There is no assurance that any list of risks and uncertainties or risk factors is complete. Factors that could cause actual results to differ materially from those described in our forward-looking statements include, but are not limited to:

•	Changes in new home starts and home remodeling trends

•	The economy in the U.S. generally or in Florida where the substantial portion of our sales are generated

•	Raw material prices, especially aluminum

•	Transportation costs

•	Level of indebtedness

•	Dependence on our WinGuard branded product lines

•	Product liability and warranty claims

•	Federal and state regulations

•	Dependence on our manufacturing facilities

•	The controlling interest of JLL Partners Fund IV, L.P., or JLL Fund IV

Any forward-looking statements made by us or on our behalf speak only as of the date they are made and we do not undertake any obligation to update any forward-looking statement to reflect the impact of subsequent events or circumstances. Before making any investment decision, you should carefully consider all risks and uncertainties disclosed in all our SEC filings, including our reports on Forms 8-K, 10-Q and 10-K and our registration statements under the Securities Act of 1933, as amended.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including PGT, Inc.

The SEC allows us to “incorporate by reference” information into this prospectus and any accompanying prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, and information filed with the SEC subsequent to this prospectus and prior to the termination of the particular offering referred to in such prospectus supplement will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus and any accompanying prospectus supplement the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Annual Report on Form 10-K for the fiscal year ended December 29, 2012, filed on March 1, 2013;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2013, filed on May 3, 2013;

•	Current Reports on Form 8-K filed on January 8, 2013, January 14, 2013, January 24, 2013 and May 6, 2013;

•	The definitive proxy statement on Schedule 14A filed on April 1, 2013; and

•	The description of our common stock set forth in our registration statement on Form 8-A filed on June 16, 2006, and any amendment or report filed for the purpose of updating such description.

We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any and all of the documents which are incorporated by reference into this prospectus but not delivered with this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents).

You may request a copy of these documents by writing or telephoning us at 1070 Technology Drive, Attn: Secretary, North Venice, Florida 34275 or at (800) 282-6019